AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

                            REGISTRATION NO. 333-
                                      -
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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                           ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                          THE SECURITIES ACT OF 1933
                           ------------------------

                          Adar Alternative One, Inc.
            (Exact name of registrant as specified in its charter)

-------------------------------------------------------------------------------
           Florida                        6770                     Applied For
-------------------------------------------------------------------------------

State or other jurisdiction   PRIMARY STANDARD INDUSTRIAL  I.R.S. Employer
of                            CLASSIFICATION CODE NUMBER   Identification No.
Incorporation or organization
-------------------------------------------------------------------------------


                                 10 Troon Place
                                 P.O. Box 289
                                Mashpee, MA 02649

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Michael T. Williams
                               2503 W. Gardner Ct.
                                Tampa, FL 33611
                             TELEPHONE: 813.831.9348

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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



       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As promptly as practicable after this registration statement becomes effective and after the closing of the merger of the proposed merger described in this registration statement.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b, under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. [ ] registration number,

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the securities act, check the following box and list the securities act registration statement number of the earlier effective registration statement for the same offering. [ ] registration number,

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]


CALCULATION OF REGISTRATION FEE

===============================================================================
 Title of each                                    Proposed maximum
 class of                           Proposed      aggregate
 securities to    Amount to be      maximum       offering price    Amount of
 be registered     registered       offering price                  registration
                                    per unit                        fee
==============================================================================
 Common Stock,
  no par value     10,400,000        0.004          $44,231 (2)      $100 (2)
==============================================================================

(1) Represents an estimate of the maximum number of shares of common stock of Registrant which may be issued to former holders of shares of common stock of Impulse Communications pursuant to the merger described herein.

(2) As of December 31, 1999, Impulse Communications had a book value of the shares to be registered is $44,231. In addition, Impulse Communications common stock has no par value. Accordingly, the maximum offering price has been determined to be the book value of the securities to be registered.

(3)This fee has been calculated pursuant to Section 6(b) of the Securities Act, as .0264 of one percent of $44,231.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.





                          Impulse Communications, Inc.

       INFORMATION STATEMENT FOR SHAREHOLDERS OF IMPULSE COMMUNICATIONS

                           Adar Alternative One, Inc.

                                   PROSPECTUS

Impulse Communications, Inc., a Nevada corporation, and Adar Alternative One, Inc., a Florida corporation have entered into a merger agreement. As a result of the merger, each outstanding share of Impulse Communications common stock, other than dissenting shares, as discussed later in this document, will be exchanged for one share of Adar Alternative One common stock. When the merger closes, Adar Alternative One will change its name to Impulse Communications and will be the surviving corporation.

Immediately after the closing of the merger, the former shareholders of Impulse Communications will hold in the aggregate 10,000,000 shares of Adar Alternative One common stock, or approximately 96%, and the current shareholders of Adar Alternative One will hold in the aggregate 400,000 shares of Adar Alternative One common stock, or approximately 4%, of the total of 10,400,000 shares to be outstanding immediately after the closing of the merger.

Written consents are being solicited from shareholders of Impulse Communications. Assuming consents are secured from shareholders owning more than 50% of the stock of Impulse Communications, shareholders who did not consent to the merger will, by otherwise complying with Nevada corporate law, be entitled to dissenters' rights with respect to the proposed merger. No consents will be solicited or accepted until after the effective date of this information statement for shareholders of Impulse Communications/prospectus. Based upon the ownership of more than 50% of Impulse Communications common stock by officers, directors and affiliates, it appears that a favorable vote is assured.

The merger presents some risks. We suggest you review "Risk Factors" beginning on *insert page #.


Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved the Adar Alternative One common stock to be issued in the merger or if this information statement for shareholders of Impulse Communications/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The  date  of  this   information   statement   for   shareholders   of  Impulse
Communications/prospectus is ****, and it is first being mailed to Impulse Communications shareholders on or about ***.

                        SOLICITATION OF WRITTEN CONSENTS

NOTICE IS HEREBY GIVEN to shareholders of Impulse Communications, Inc. that in accordance with the provisions of Nevada law, you are asked to consider and give your written consent to a proposal to approve:

o The merger agreement and plan of reorganization dated as of ____ between Impulse Communications, a Nevada corporation, and Adar Alternative One, Inc., a Florida corporation

o The articles of merger which will be filed with the offices of the secretary of state of the state of Nevada.

In the materials accompanying this notice, you will find an information statement for shareholders of Impulse Communications/prospectus relating to the merger proposal and a form of written consent. The information statement for shareholders of Impulse Communications/prospectus more fully describes the proposal and includes information about Adar Alternative One and Impulse Communications. We strongly urge you to read and consider carefully this document in its entirety.

Impulse Communication's board of directors has determined that the merger is fair to you and in your best interests. Accordingly, the board of directors of Impulse Communications has unanimously approved the merger agreement and the board unanimously recommends that you consent to the transaction.

   Impulse Communications, Inc.

   Eric Borgos, President

                                 WRITTEN CONSENT

If you want to give your consent and vote FOR the merger, please sign below and return to:

Impulse  Communications,  Inc/ 468 Kingstown Road, #4 Wakefield, RI 02879 Phone:
401-789-0885

Fax:  401-789-1207

Shareholder #1 Signature__________________________________________


Print or Type Name________________________________________________


Shareholder #2 Signature__________________________________________


Print or Type Name________________________________________________


Number of Shares__________________________________________________

If you do not wish to give your consent to vote for the merger, you may do nothing. Remember, however, that you must comply with the appropriate provisions of Nevada law to exercise dissenters rights.

                                TABLE OF CONTENTS

SOLICITATION OF WRITTEN CONSENTS..............................................5
WRITTEN CONSENT...............................................................6
TABLE OF CONTENTS.............................................................7
SUMMARY.......................................................................8
RISK FACTORS.................................................................11
MERGER APPROVALS.............................................................24
MERGER TRANSACTIONS..........................................................24
IMPULSE COMMUNICATION, INC.'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS................................33
IMPULSE COMMUNICATIONS, INC.'S BUSINESS......................................34
IMPULSE COMMUNICATIONS, INC.'S MANAGEMENT....................................51
IMPULSE COMMUNICATIONS, INC.'S LEGAL PROCEEDINGS.............................53
IMPULSE COMMUNICATIONS, INC.'S PRINCIPAL STOCKHOLDERS........................53
DESCRIPTION OF IMPULSE COMMUNICATIONS, INC'S CAPITAL STOCK...................54
ADAR ALTERNATIVE ONE'S BUSINESS..............................................54
DESCRIPTION OF ADAR ALTERNATIVE ONE'S CAPITAL STOCK..........................59
COMPARISON OF RIGHTS OF ADAR ALTERNATIVE ONE SHAREHOLDERS AND IMPULSE
COMMUNICATIONS, INC. SHAREHOLDERS............................................60
AVAILABLE INFORMATION........................................................60
EXPERTS......................................................................61
LEGAL MATTERS................................................................61




Dealer prospectus delivery obligation

Until , all dealers that effect transactions in these securities, whether or not participating in this offering, are required to deliver a prospectus.

                                     SUMMARY

This summary highlights selected information from this information statement for shareholders of Impulse Communications/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you.

In the merger, Impulse Communications, Inc.'s shareholders will exchange shares with Adar Alternative One, and Adar Alternative One will be the surviving company of Impulse Communications, Inc..

The merger agreement is attached as annex A to this document. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

The Companies.

Adar Alternative One, Inc.
2503 W. Gardner Ct.
Tampa, FL  33611

We were organized under the laws of the state of Florida in April, 1999. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire through a registered securities offering a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board.

Impulse Communications, Inc.
468 Kingstown Road, #4
Wakefield, RI  02879
Phone:  401-789-0885
Fax:  401-789-1207

Impulse Communications, Inc. was originally organized as a sole proprietorship in 1990 and reorganized as a Nevada corporation in 2000. Impulse Communications, Inc. owns and operates websites on the Internet.

Impulse Communications, Inc.'s reasons for the merger

1. Increase the visibility of Impulse Communications, Inc.'s business, which could be helpful in further developing and commercializing Impulse Communications, Inc.'s products.

2. Facilitate Impulse Communications, Inc.'s ability to raise capital in the public markets.

3. Potentially improve Impulse Communications, Inc.'s shareholders' ability to sell their shares in the over-the-counter market.


Comparison of the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates and the vote required for approval of the merger.

Fifty percent of Adar Alternative One's shares are held by its directors, executive officers and their affiliates. A majority vote of the issued and outstanding shares is required to approve the merger. Shareholders owning all of our common stock have executed a written consent voting to approve the merger. No further consent of you or any of the shareholders of Adar Alternative One is necessary to approve the merger under the laws of the state of Florida.

A majority vote of the issued and outstanding shares is required to approve the merger. Assuming consents are secured from shareholders owning more than 50% of the stock of Impulse Communications, Inc., shareholders who did not consent to the merger will, by otherwise complying with Nevada corporate law, be entitled to dissenters' rights with respect to the proposed merger. No consents will be solicited or accepted until after the effective date of this information statement for shareholders of Impulse Communications/prospectus. Ninety seven and one-half percent of Impulse Communications, Inc.'s shares are held by its directors, executive officers and their affiliates, and thus a favorable vote from shareholders is assured.

No regulatory approval required.

Neither Adar Alternative One nor Impulse Communications, Inc. is aware of any governmental regulatory approvals required to be obtained with respect to the closing of the merger, except for the filing of the articles of merger with the offices of the secretary of state of the state of Nevada, the filing with the Commission of the registration statement on Form S-4 registering the shares and this information statement for shareholders of Impulse Communications/prospectus, and compliance with all applicable state securities laws regarding the offering and issuance of the shares.

Dissenters' rights

Dissenters' rights of appraisal exist. See page *** for further information.

Federal income tax consequences.

Tax matters are very complicated and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisors for a full understanding of the tax consequences of the merger to you. Impulse Communications, Inc. and Adar Alternative One have structured the merger so that neither Impulse Communications, Inc. nor its shareholders should recognize gain or loss for federal income tax purposes as a result of the merger.

Selected Historical Financial Information

The following selected financial data for the years ended December 31, 1999 and 1998 is derived from the Financial Statement's of the Proprietorship. The data should be read in conjunction with the Financial Statements.

                                                      Year Ended
                                                     December 31,
                                                         1999          1998

Income statement data:
   Internet revenues                                 $   1,049,024 $    430,200
   Cost of revenues                                        625,008      292,534
   Gross profit                                            424,016      137,666
   Operating expenses:
     Sales and marketing                                     7,042       10,734
     General and administrative                             19,770        6,228
   Total operating expenses                                 26,812       16,962
   Net income                                        $     397,204 $    120,704

Common share data:
   Net income per share                                   N/A          N/A
   Book value                                             N/A          N/A
   Weighted average common shares outstanding             N/A          N/A
   Period end shares outstanding                          N/A          N/A

Balance sheet data:
   Total assets                                      $      62,403 $     48,769
   Working capital                                   $      35,701 $     27,323
   Long-term obligations                             $           0 $          0
   Proprietor equity                                 $      44,231 $     33,066

Performance data:
   Return on total assets                                   636.50%      247.50%
   Return on proprietors equity                             898.00%      365.00%

Capital ratio:
   Quick ratio                                              296.50%      242.20%
   Debt (payables) to equity ratio                           41.10%      47.50%

           ADAR ALTERNATIVE ONE SELECTED HISTORICAL FINANCIAL DATA

The following information concerning our financial position and operations is as of and for the period ended December 31, 1999.

Total assets                       $  0
Total liabilities                     0
Equity                                0
Sales                                 0
Net loss                          3,079
Net loss per share                 0.00


UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF IMPULSE COMMUNICATIONS AND ADAR ALTERNATIVE ONE

The merger of Impulse Communications with Adar Alternative One will not result in any changes to the financial statements as presented for Impulse Communications. Adar Alternative One is a public shell and the combination is treated as a transfer of shares for cash since the combination is not a business combination. Pro forma information is not presented since the combination is not a business combination.

COMPARATIVE PER SHARE DATA

                                                        December 31,
                                                           1999
                                                        (unaudited)
   Numerator - basic and diluted
      INCOME per share
         Net income before and after merger             $    397,204
                                                        ==============
   Denominator - Basic INCOME per
   share
     Common stock outstanding befor merger                10,000,000
                                                        ==============
     Common stock outstanding after merger                10,400,000
                                                        ==============

     Basic and diluted income per share before merger      $    0.04
                                                        ==============
     Basic and diluted income per share after merger       $    0.04
                                                        ==============


                                  RISK FACTORS

You should carefully consider the risks described below before making an investment decision in our company. In addition, you should keep in mind that the risks described below are not the only risks that we face. The risks described below are all the risks that we currently believe are material risks of this offering. However, additional risks not presently known to us, or risks that we currently believe are immaterial, may also impair our business operations. Moreover, you should refer to the other information contained in this prospectus for a better understanding of our business.

Our income could be reduced or eliminated by any of the following risks. If we are hurt by these risks, then the trading price of our common stock could decline, and you could lose all or part of your investment.

This information statement for shareholders of Impulse Communications/prospectus contains forward-looking statements that involve risks and uncertainties. Impulse Communications, Inc.'s actual results could differ materially from those discussed herein. Factors that could cause or contribute to these differences, include, but are not limited to, those discussed in the following section and in Impulse Communications Management's Discussion and Analysis Of Financial Condition and Results of Operations and Impulse Communications Business.

The merger agreement contains a number of conditions that must be satisfied in order for the merger to take place. Impulse Communications is not obligated to complete the merger if these conditions are not satisfied.

Please understand that there is no guarantee that any of these conditions will be satisfied, or that the merger will occur in the time frame contemplated, or occur at all. If the merger does not close, *your name will have suffered a delay in reaching its objective of becoming a listed, trading company on the bulletin board.

Shareholders of Impulse Communications, Inc. will incur immediate dilution of percentage of ownership in the amount of 4% as a result of the merger.

Dilution refers to a decrease in the percentage ownership interest of a company that a share of stock represents. In connection with the merger, the shareholders of Impulse Communications, Inc. will receive share of Adar Alternative One common stock in merger for each share of Impulse Communications, Inc. common stock they own. Because of the 400,000 shares in the surviving company after the merger are being retained by our stockholders, the Impulse Communications, Inc.'s shareholders' percentage ownership interest in Adar
Alternative One will be less than their ownership interest in Impulse Communications, Inc. prior to the merger.

RISKS CONCERNING IMPULSE COMMUNICATIONS, INC.

The majority of our revenues come from commissions generated by sales of products and services by third party providers whose products we represent and to whom we refer customers from our websites. These providers could take a variety of actions which would hurt our operating results.

We rely on third-party providers for products and services we sell which account for approximately 90% of our revenues.

Our sales commissions may be reduced by a number of actions of these providers, including the following:

o Third-parties may increase the price of the products and services they provide, which could lead to reduces sales and reduced commissions paid to us.

o Many third-party providers may compete with us for customers and may decide to terminate their relationship with us.

o Our contracts with third-party providers are exclusively short-term and may be canceled with no notice.

o     Many third-party providers may sell their products directly a lower cost.

Our third party providers have no contracts with their customers. Thus, our customers can quickly and easily stop buying the products and services on which our commissions are based, which would reduce our revenues.

We derive a significant portion of our revenues from commissions generated by sales of products and services on websites operated by our third party providers on the Internet. A significant number of these sales of products and services on the Internet will be made to customers with no contracts. As a result, many of our product and service customers could cease purchasing from websites operated by our third party providers quickly and without penalty. If customers stop purchasing the products and services offered on websites operated by our third party providers in any quarter, our income could be reduced or eliminated.

The new and, rapidly evolving nature of selling our various products and services and those of our third party providers on the Internet makes the ultimate demand for the sale of our various products and services and those of our third party providers on the Internet upon which we receive our sales commissions uncertain.

The sale of our various products and services and those of our third party providers on the Internet is a relatively new approach to the sale of our various products and services and those of our third party providers. Our future revenues and profits will be substantially dependent upon the widespread acceptance of the Internet and online services a medium for commerce by consumers. Rapid growth in the use of and interest in the World Wide Web, the Internet and online products and services providers is a recent phenomenon. This acceptance and use may not continue. Because global commerce and the online exchange of information is new and evolving, we cannot predict whether the Web will prove to be a viable commercial marketplace in the long term.

As  an  exclusively   online  commerce   company,   we  face  increased   risks,
uncertainties, expenses and difficulties. You should consider our company in light of these risks, uncertainties, expenses and difficulties.

In order to expand our customer base, we must appeal to and acquire consumers who historically have used traditional means of commerce to purchase goods.

Customers of traditional businesses selling our various products and services and those of our third party providers may be reluctant or slow to purchase our various products and services and those of our third party providers on the Internet, which would adversely effect the ability of websites operated by our third party providers to sell our various products and services and those of our third party providers on the Internet, upon which our sales commissions are based.

Even if the Internet is accepted, concerns about fraud, privacy and other problems may mean that a sufficiently broad base of consumers will not adopt the Internet as a medium of commerce. These concerns may increase as additional publicity over privacy issues over the Internet increases. Market acceptance for recently introduced products or services over the Internet is highly uncertain, and there are few proven products or services.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Websites operated us or by our third party providers' security measures may not prevent security breaches. The failure by websites operated by us or third party providers to prevent security breaches could harm our business.

Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. Any compromise of our security could harm our reputation and, therefore, our business. In addition, a party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in operations.

The success of our various products and services and those of our third party providers will depend largely on the development and maintenance of the Web infrastructure. Problems with development and maintenance of the web infrastructure could decrease users or growth of users or costs of our website, which could hurt our business.

This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well timely development of complementary products such as high speed modems, for providing reliable Web access to our various products and services and those of our third party providers. The Web has experienced, and is likely to continue to experience, significant growth in the numbers of customers and amount of traffic. If the Web continues to experience increased numbers of customers, increased frequency of use or increased bandwidth requirements, the Web infrastructure may be unable to support the demands placed on it.

A key element of our strategy is to generate a high volume of traffic on, and use of, our Web site. Our revenues depend on the number of customers who use our Web site to access our various products and services and those of our third party providers. Any systems interruptions that result in the unavailability of our or our third party providers' Web sites or reduced order fulfillment performance would reduce the volume of goods sold and the attractiveness of our product and service offerings, which could reduce or eliminate our income.

In addition, the performance of the Web may be harmed by increased customers or bandwidth requirements. If sufficient bandwidth is not available, there may be a slower than anticipated growth of the internet as a means of commerce. If it costs customers more to access the internet, there may be fewer users than we anticipate. If it costs e-commerce retailers more to maintain their sites, prices may increase and demand may decrease.

The possibility of large-scale technical difficulties or service interruption or damage from earthquakes, floods, fires, power loss, telecommunication failures and similar events interruptions could harm our business.

The Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Web usage as well as the level of traffic and the processing of commerce on websites operated by our third party providers. In addition, the Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. The infrastructure and complementary services necessary to make the Web a viable commercial marketplace for the long term may not be developed successfully or in a timely manner.

If system failures were sustained or repeated, our reputation and the attractiveness of our various products and services and those of our third party providers could be impaired. Sales of our various products and services and those of our third party providers are heavily dependent on the integrity of the software and hardware systems supporting it. Heavy stress placed on systems could cause them to operate at unacceptably low speed or fail. Failure of our systems could also be caused by online service providers, record keeping and data processing functions performed by third parties and third-party software such as Internet browsers, databases and load balancing software. Additionally, a natural disaster, power or telecommunications failure or act of war may cause extended systems failure. Computer viruses or unauthorized access to or sabotage of our network by a third party could also result in system failures or service interruptions.

Our success, in particular our ability to successfully receive and fulfill orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems. If our computer and communications systems are inadequate or fail to perform, our business could be hurt.

Substantially all of our management systems are located at our office. We contract with a third party for mission critical Internet connectivity, and these systems are located at a variety of locations throughout the U.S. We do not have a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for losses that may occur.

We will need to upgrade hardware and software to accommodate additional customer transactions.

Our  inability  to add  additional  software  and  hardware  or to  upgrade  our
technology,   transaction   processing  systems  or  network  infrastructure  to
accommodate increased transaction volume could harm us as follows:

o     Unanticipated system disruptions.

o     Slower response times.

o     Degradation in levels of customer support.

o     Impaired quality of the customers' experience on our service.

o     Delays in reporting accurate financial information.

Our business may be harmed by litigation resulting from the sale of our various products and services and those of our third party providers or on one of more of websites operated by our third party providers.

The law relating to the liability of providers of online products and services providers for the activities of their customers or their service is currently unsettled. Because the websites operated by our third party providers sell our various products and services and those of our third party providers for which we receive a commission, we could be liable for faulty our various products and services and those of our third party providers or for our various products and services and those of our third party providers provided by others.

Any resulting litigation could:

o     Be costly for us.

o     Divert management attention from the operation of our business.

o     Result in increased costs of doing business.

o     Lead to adverse judgment.

o     Otherwise harm our business.

Many of our third party service providers have websites with adult content. Federal and State governments, along with various religious and children's advocacy groups, consistently propose and pass legislation aimed at restricting provision of, access to, and content of sexually explicit adult entertainment. Because the majority of our revenues comes from this business, any restriction could harm our business.

These groups also may file lawsuits against providers of adult entertainment, encourage boycotts against these providers and mount negative publicity. Although websites operated by us and our third party providers do not knowingly sell a product that has been judged to be obscene or illegal worldwide, including the U.S., there can be no assurance that these sales will not be subject to successful legal attacks in the future.

Government inquiries may lead to charges or penalties.

The sale of our various products and services and those of our third party providers on the Internet is a relatively new field and legally unsettled. Consequently, we may receive inquiries from local, state and federal governments on our consumer practices. Should these inquiries lead to civil or criminal charges against us, we would likely be harmed by negative publicity, the costs of litigation, the diversion of management time and other negative effects, even if we ultimately prevail. Our business would certainly suffer if we were not to prevail in any legal action.

Applicability   to  the  Internet  of  existing   laws   governing   information
disseminated through our websites is uncertain. If applied to us in an adverse manner, our business could be harmed.

The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the Internet marketplace which could reduce demand for our various products and services and those of our third party providers or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner reduce or eliminate our income.

New and existing regulation of the Internet could harm our business.

We are subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online products and services providers. However, due to the increasing popularity and use of the Internet and online products and services providers, it is possible that laws and regulations will be adopted with respect to the Internet or online products and services providers. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of our various products and services and those of our third party providers, taxation, advertising, intellectual property rights and information security.

We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to online commerce. However, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of additional laws or regulations may decrease the growth of the Internet or other online products and services providers, which could, in turn, decrease the demand for our various products and services and those of our third party providers and increase our cost of doing business, or otherwise could reduce or eliminate our income.

Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

Those laws that do reference the Internet, such as the recently passed Digital Millennium Copyright Act, have not yet been interpreted by the courts and their applicability and reach are therefore uncertain. One or more states may attempt to impose these regulations upon us in the future, which could harm our business.

Several states have proposed legislation that would limit the uses of personal user information gathered online or require online products and services providers to establish privacy policies. The Federal Trade Commission also has recently settled a proceeding with one online service regarding the manner in which personal information is collected from customers and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way we do business or could create uncertainty in the marketplace. This could reduce demand for our various products and services and those of our third party providers, increase the cost of doing business as a result of litigation costs or increased service delivery costs, or otherwise harm our business.

In addition, because our various products and services and those of our third party providers are accessible worldwide, and we facilitate sales of goods to customers worldwide, foreign jurisdictions may claim that we are required to comply with their laws. Our failure to comply with foreign laws could subject us to penalties ranging from fines to bans on our ability to offer our various products and services and those of our third party providers.

In the United States, companies are required to qualify as foreign corporations in states where they are conducting business.

As an Internet company, it is unclear in which states we are actually conducting business. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in those jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could harm our business.

Our business may be subject to sales and other taxes.

We do not plan to collect sales or other similar taxes on goods or our various products and services and those of our third party providers sold through our websites. One or more states may seek to impose sales tax collection obligations on companies such as ours that engage in or facilitate online commerce. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and our various products and services and those of our third party providers through the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce, and could diminish our opportunity to derive financial benefit from our activities.

The U.S. federal government recently enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce for a period of three years. This tax moratorium will last only for a limited period and does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting taxes that are due under existing tax rules. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could harm our business.

We are subject to risks associated with information disseminated through our websites.

The law relating to the liability of online products and services providers companies for information carried on or disseminated through their our various products and services and those of our third party providers is currently unsettled. Claims could be made against online products providers under both United States and foreign law for

1.    Defamation
2.    Libel
3.    Invasion of privacy
4.    Negligence
5.    Copyright or trademark infringement
6. Other theories based on the nature and content of the materials disseminated through their our various products and services and those of our third party providers

In addition, federal, state and foreign legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of some types of information.

These claims have been brought, and sometimes successfully litigated, against online products and services providers. In addition, in the event that we implement a greater level of interconnectivity on our site, we will not and cannot practically screen all of the content generated or accessed by our users, and we could be exposed to liability with respect to this content. Although we plan to carry general liability insurance, our insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed.

If we become liable for any of these claims, particularly liability that is not covered by insurance or is in excess of insurance coverage, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources and to discontinue some product or service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits could harm our reputation or otherwise impact the growth of our business.

We may experience substantial changes in the expansion of our business and operations.

 We may choose to expand our operations by developing new Web sites, promoting new or complementary our various products and services and those of our third party providers or sales formats, expanding the breadth and depth of our various products and services and those of our third party providers offered or expanding our market presence through relationships with third parties. In addition, we may broaden the scope and content of our website through the acquisition of existing online products and services providers. Although no acquisitions are currently being negotiated, any future acquisitions would expose us to increased risks, including risks associated with the assimilation of new operations, sites and personnel, the diversion of resources from our existing businesses, sites and technologies, the inability to generate revenues from new sites or content sufficient to offset associated acquisition costs, the maintenance of uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of any integration of new management personnel. Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with acquisitions, and our inability to overcome these risks could reduce or eliminate our income.

Our gross margins may be impacted if the mix of products we sell changes or if we offer discounts or promotions.

We realize higher gross margins from adult oriented products, which currently account for about 70% of our revenues, than we do from the sales of non adult-oriented products. We also may from time to time offer discount pricing and special promotions, which periodically may reduce our gross margins. Any change in product mix of any promotions or discounts could hurt our gross margins and operating results in future periods.

Our various products and services and those of our third party providers may suffer from defects or errors, resulting in additional expenses or lost sales.

Products as complex as our various products and services and those of our third party providers frequently contain errors or defects, especially when first introduced or when new versions are released. In some cases, we may have to delay commercial release of versions of our various products and services and those of our third party providers until problems are corrected and in some cases provide product enhancements to correct errors in released our various products and services and those of our third party providers. Our current and future various products and services and those of our third party providers or releases our various products and services and those of our third party providers may not be free from errors after commercial shipments have begun. Any errors that are discovered after commercial release could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation or increased service and warranty costs, all of which could materially adversely affect our business, financial condition and operating results.

We do not carry liability insurance.

Should we become involved in liability litigation, we may be responsible for large legal fees, financial settlements or fines. We have no insurance to cover these costs. These fees, settlements or fines could substantially harm our business.

The level of demand for our various products and services and those of our third party providers is uncertain because the market is rapidly evolving and subject to consumer trends.

The popularity of some good and our various products and services and those of our third party providers among consumers may vary over time due to subjective value and societal and consumer trends in general. Any decline in demand for the goods and our various products and services and those of our third party providers offered through websites operated by our third party providers as a result of changes in consumer trends could harm our business. If the market does not develop as we expect, or if we fail to anticipate changing trends in our business, our financial condition and operating results will be harmed.

We need to pay fees of $35 per domain name each year to retain the rights to use the name. We anticipate purchasing additional domain names. We may be unable to pay the fees necessary to keep our existing names or add additional domain names and websites using these names to take advantage of potential increased customer transactions or market opportunities.

We anticipate that we will keep all existing domain names, purchase additional domain names for development and be develop additional websites for which we already own the domain names and to take advantage of the potential growth of our customer base and new market opportunities. We cannot guarantee that we will have the resources to keep or develop our existing domain names or purchase additional domain names to accommodate our anticipated growth.

Our future performance will be substantially dependent on the continued services of our president and CEO.

Our future performance also will depend on our ability to retain our president and CEO, Eric Borgos. The loss of our President and CEO could harm our business. We do not have a long-term employment agreement with our president and CEO, and we do not maintain a key person life insurance policy on him.

Our management has significant control over stockholder matters, which may impact the ability of minority stockholders to influence our activities.

Our officers and directors and their families control the outcome of all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to our certificate of incorporation and approval of significant corporate transactions. These persons will beneficially own, in the aggregate, approximately 97.5% of our outstanding common stock. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of Impulse Communications that might be beneficial to other stockholders.

Our future operating results are likely to fluctuate significantly and may fail to meet or exceed the expectations of securities analysts or investors, causing our stock price to decline.

Our operating results are difficult to predict and are likely to fluctuate significantly on a quarterly and an annual basis due to a number of factors, many of which are outside of our control. Factors that may contribute to the difficulty of predicting our operating results include, but are not limited to, the following:

1.    The demand and unpredictability of customer need for our solutions

2.    The mix of revenues generated by our various products and services

3.    The marketing response rates from marketing activities

4.    New product announcements and introductions by our competitors

5. Our ability to develop, market and manage product transitions and possibly, acquisitions

6. The amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure

7. Some government regulations; and general economic conditions and economic conditions specific to our industry

Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as indicative of future performance.

We plan to increase our operating expenses to expand our product development, sales, marketing and customer support activities. We base our decisions regarding our operating expenses on anticipated revenue trends and many of our expenses are relatively fixed in the short term. We may not be able to reduce our expenses if our revenues are lower than anticipated, which could cause our operating results to be below the expectations of public market analysts or investors, causing the price of our common stock to fall after we commence trading.

The price of our stock may fall if, after the merger, our insiders sell a large number of their shares. It may also fall if non-insiders sell their shares as well.

After the merger, our principal executive officer will own 9,750,000 restricted shares. These shares may only be sold in compliance with Rule 144, except that there is no one year holding period because these shares are being issued under this registration statement. After the merger, 52 non-insiders own an aggregate of 650,000 shares, including those retained by existing shareholders of Adar Alternative One. These non-insiders are not subject to the restrictions of Rule 144, and all of these non-insider shares may be sold immediately, except for the 91 day waiting period imposed on existing shareholders of Adar Alternative One.

Rule 144 generally provides that a person owning shares subject to the Rule who has satisfied or is not subject to a one year holding period for the restricted securities may sell, within any three month period (provided we are current in our reporting obligations under the Exchange Act) subject to some manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company's outstanding common stock or the average weekly trading volume in these securities during the four calendar weeks prior to the sale.

A sale of shares by these security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop after the merger.

There has been no prior market for our common stock. If we don't get our stock listed for trading after the merger, we will not have satisfied the primary objective of the merger transaction.

Prior to this offering, you could not buy or sell our common stock publicly. We may not be able to secure a market maker to file an application to have our stock listed for trading. Even if we do, an active public market for our common stock may not develop or be sustained after the offering.

We are subject to penny stock rules that may make it more difficult for you to sell your shares..

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Commission. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our shares immediately following the closing of the merger and listing of our stock will be subject to subject to such penny stock rules, our shareholders will in all likelihood find it more difficult to sell their securities.

                                MERGER APPROVALS

In February, 2000, Sidney J. Golub as the sole member of our board of directors approved the merger proposal. All of our stockholders approved the merger proposal at the same time.

 On February, 2000, your board of directors unanimously approved the merger proposal. Assuming consents are secured from shareholders owning more than 50% of the stock of Impulse Communications, Inc., shareholders who did not consent to the merger will, by otherwise complying with Florida corporate law, be entitled to dissenters' rights with respect to the proposed merger. No consents will be solicited or accepted until after the effective date of this information statement for shareholders of Impulse Communications/prospectus. Based upon the ownership of more than 50% of Impulse Communications common stock by officers, directors and affiliates, it appears that a favorable vote is assured.

                               MERGER TRANSACTIONS

The merger agreement provides that each outstanding share of Impulse Communications, Inc. common stock, other than dissenting shares, as defined later in this document, will be exchanged for one share of Adar Alternative One common stock. Immediately after the closing of the merger, the former holders of Impulse Communications, Inc. common stock will hold in the aggregate 10,000,000 shares of Adar Alternative One common stock, or approximately 96% of the shares of Adar Alternative One common stock to be outstanding immediately after the closing of the merger, calculated assuming the issuance of 10,000,000 shares of Adar Alternative One common stock to the Impulse Communications, Inc. shareholders in the merger and based upon 400,000 outstanding shares of Adar Alternative One common stock outstanding as of the closing of the merger.

The agreement provides that at the closing of the merger, Adar Alternative One will

o     Reincorporate in Nevada
o     Change its name to Impulse Communications, Inc.
o     Adopt  Impulse Communications, Inc. articles and bylaws
o Elect, effective upon the effectiveness of the merger, a new board of directors to consist of the current director of Impulse
      Communications.

The agreement provides that Impulse Communications, Inc.'s shareholders who vote against the merger are entitled to dissenters' rights with respect to the proposed the receipt shares of Adar Alternative One common stock as set forth in Nevada law. The agreement also provides for the payment to us of a merger fee in the amount of $125,000.

None of the shares of Adar Alternative One common stock outstanding prior to the closing of the merger will be converted or otherwise modified in the merger and all of these shares not otherwise returned to us as provided in the merger agreement will be outstanding capital stock of Adar Alternative One after the closing of the merger.

The merger will be consummated promptly after this information statement for shareholders of Impulse Communications/prospectus is declared effective by the SEC and upon the satisfaction or waiver of all of the conditions to the closing of the merger. The merger will become effective on the date and time a properly executed articles of merger are filed with the offices of the secretary of state of Nevada. Thereafter, Impulse Communications, Inc. will be merged and Adar Alternative One, with the result that Impulse Communications, Inc. will cease to exist and Adar Alternative One will be the surviving corporation in the merger.

Fractional shares.

As of the  date  of this  information  statement  for  shareholders  of  Impulse
Communications/prospectus, there were no fractional shares of Impulse Communications, Inc.'s common stock outstanding. Because each outstanding share of Impulse Communications, Inc.'s common stock will be entitled to receive one share of Adar Alternative One's common stock under the terms of the merger agreement, there will be no fractional shares issued in the merger.

Bulletin board listing

Adar Alternative One will be subject to the reporting requirements of the securities exchange act of 1934 after the merger as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act.

Upon closing of the merger, Adar Alternative One will seek to become listed on the over the counter bulletin board under the symbol "IMPU". If and when listed, the Impulse Communications, Inc.'s shareholders will hold shares of a publicly-traded Nevada corporation subject to compliance with the reporting requirements of the exchange act. Because the state of incorporation, articles and bylaws of Adar Alternative One will be the same as those of Impulse Communications, Inc. prior to the merger, the rights of shareholders of Impulse Communications, Inc. will not change as a result of the merger.

Background of the merger

Adar Alternative One. As discussed under Adar Alternative One Business, Adar Alternative One was formed primarily to serve as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board.

Contacts between the Parties

In April, 1999, Mr. Sidney J. Golub of The Adar Group retained Williams Law Group, P.A. to form an acquisition corporation to secure an operating company to acquire. At the request of Adar, Mr. Williams agreed to serve as president and director of the corporation until an acquisition candidate was identified. Thereafter, he would resign and Mr. Golub would serve as president and director. Upon formation, Mr. Williams and Mr. Golub, were issued 1,000,000 shares each. Of the $125,000 merger fee to be paid to us by Impulse Communications under the terms of the merger agreement, Mr. Golub will receive $50,000 for his role as current president and director. Of the remaining $75,000, $50,000 will be paid to Williams Law Group for legal services in preparing this registration statement and the remaining $25,000 will be paid to Mr. Williams for his role as past president and director.

In January, 2000, Mr. Eric Borgos, president of Impulse Communications contacted Mr. Golub through his website. In February, 2000, Adar Alternative One indicated that it would be willing to enter into a business combination with Impulse Communications. Drafting of this registration statement began immediately thereafter, during which time there were various discussions in which representatives of Adar Alternative One and Impulse Communications agreed upon the basic structure, terms and conditions of the merger. In connection with the merger, Adar Alternative One agreed to effect a reverse split so that Mr. Williams' Trust and Mr. Golub will each own 200,000 shares prior to the closing of the merger. A definitive merger agreement is currently being drafted.

Neither of the respective boards of Directors of Adar Alternative One or Impulse Communications, Inc. requested or received, or will receive, an opinion of an independent investment banker as to whether the merger is fair, from a financial point of view, to Adar Alternative One and its stockholders Impulse Communications, Inc. and its shareholders.

Reasons for the merger

Adar Alternative One's reasons for the merger.

In considering the merger, the Adar Alternative One board took note of the fact that Impulse Communications, Inc. could produce audited financial statements and other information necessary for the filing of this information statement for shareholders of Impulse Communications/prospectus and agreed to pay a merger fee to us, the Adar Alternative One board determined that the merger proposal was fair to, and in the best interests of, Adar Alternative One and the Adar Alternative One's stockholders.

Impulse Communications, Inc.'s reasons for the merger.

1. Increase the visibility of Impulse Communications, Inc.'s business, which could be helpful in further developing and commercializing Impulse Communications, Inc.'s products.

2. Facilitate Impulse Communications, Inc.'s ability to raise capital in the public markets.

3. Potentially improve Impulse Communications, Inc.'s shareholders' ability to sell their shares in the over-the-counter market.

Interests of persons in the merger

Upon the closing of the merger, the current directors and executive officers of Impulse Communications, Inc. will become the directors and executive officers of the surviving corporation.

Material Federal Income Tax Consequences

The following discussion summarizes the material federal income tax consequences of the merger that are generally applicable to holders of Impulse Communications, Inc.'s common stock. This discussion is based on currently existing provisions of the Internal Revenue code of 1986, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to the Impulse Communications, Inc. shareholders, as described herein.

Impulse Communications, Inc.'s shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, banks or insurance companies, are subject to the alternative minimum tax provisions of the code, are foreign persons, are tax-exempt entities, are taxpayers holding stock as part of a conversion, straddle, hedge or other risk reduction transaction, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to, concurrently with or after the merger as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act, whether or not these transactions are in connection with the merger. Accordingly, all shareholders are urged to consult their own tax advisors as to the specific consequences of the merger to them, including the applicable federal, state, local and foreign tax consequences of the merger in their particular circumstances.

Neither Adar Alternative One nor Impulse Communications, Inc. has requested, or will request, a ruling from the Internal Revenue Service, IRS, with regard to any of the federal income tax consequences of the merger. It is the opinion of Williams Law Group, P.A., counsel to Adar Alternative One, that the merger will constitute a reorganization under Section 368(a) of the code. The tax opinion is based on some assumptions, as well as representations received from Impulse Communications, Inc., Adar Alternative One and some shareholders of Impulse Communications, Inc. and will be subject to the limitations discussed below. Of particular importance are the assumptions and representations relating to the continuity of interest requirement discussed below. Moreover, the tax opinions will not be binding on the IRS nor preclude the IRS from adopting a contrary position. The tax description set forth below has been prepared and reviewed by Williams Law Group, and in their opinion, to the extent these descriptions relates to statements of law, it is correct in all material respects. The following tax consequences are implicit in the firm's opinion that the merger is a 368(a) reorganization.

Subject to the limitations and qualifications referred to herein, and as a result of the merger's qualifying as a reorganization, the following federal income tax consequences should, under currently applicable law, result:

      No gain or loss will be recognized for federal income tax purposes by the holders of Impulse Communications, Inc. common stock upon the receipt of Adar Alternative One common stock solely in merger for the Impulse Communications, Inc. common stock in the merger, except to the extent that cash is received by the exercise of dissenters' rights.

      The aggregate tax basis of the Adar Alternative One common stock so received by Impulse Communications, Inc. shareholders in the merger will be the same as the aggregate tax basis of the Impulse Communications, Inc. common stock surrendered in merger therefore.

      The holding period of the Adar Alternative One common stock so received by each Impulse Communications, Inc. shareholder in the merger will include the period for which the Impulse Communications, Inc. common stock surrendered in merger therefore was considered to be held, provided that the Impulse Communications, Inc. common stock so surrendered is held as a capital asset at the closing of the merger of the merger.

A holder of Impulse Communications, Inc. common stock who exercises dissenters' rights with respect to a share of Impulse Communications, Inc. common stock and receives a cash payment for the share generally should recognize capital gain or loss, if the share was held as a capital asset at the closing of the merger, measured by the difference between the shareholder's basis in the share and the amount of cash received, provided that the payment is not essentially equivalent to a dividend within the meaning of Section 302 of the code nor has the effect of a distribution of a dividend within the meaning of Section 356(a)(2) of the code after giving effect to the constructive ownership rules of the code. A sale of shares under an exercise of dissenters' rights generally will not be so treated if, as a result of the exercise, the shareholder exercising dissenters' rights owns no shares of capital stock of the Adar Alternative One, either actually or constructively within the meaning of Section 318 of the code, immediately after the merger.

Neither Adar Alternative One nor Impulse Communications, Inc. will recognize gain solely as a result of the merger.

Characterizing the merger as a reorganization is dependent on some requirements. One key requirement is that there is a continuity of interest with respect to the business of Impulse Communications, Inc. . In order for the continuity of interest requirement to be met, shareholders of Impulse Communications, Inc. must not, under a plan or intent existing at or prior to the closing of the merger of the merger, dispose of so much of their Impulse Communications, Inc. common stock in anticipation of the merger, plus the Adar Alternative One common stock received in the merger that the Impulse Communications, Inc. shareholders, as a group, would no longer have a significant equity interest in the Impulse Communications, Inc. business being conducted by the us after the merger .

Impulse Communications, Inc. shareholders will generally be regarded as having a significant equity interest as long as the Adar Alternative One common stock received in the merger, in the aggregate, represents a substantial portion of the entire consideration received by the Impulse Communications, Inc. shareholders in the merger. This requirement is frequently referred to as the continuity of interest requirement. If the continuity of interest requirement is not satisfied, the merger would not be treated as a reorganization. The law is unclear as to what constitutes a significant equity interest or a substantial portion. The IRS ruling guidelines require eighty percent continuity, although these guidelines do not purport to represent the applicable substantive law. Accordingly, some Impulse Communications, Inc. shareholders will be asked to execute and deliver to Impulse Communications, Inc. a continuity of interest certificates prior to the closing of the merger. The continuity of interest certificates obtained from these shareholders contemplate that the eighty percent standard will be applied. If this requirement is not satisfied, the merger will not be treated as a reorganization.

A successful IRS challenge to the reorganization status of the merger would result in significant tax consequences. For example,

o Impulse Communications, Inc. would recognize a corporate level gain or loss on the deemed sale of all of its assets equal to the difference between the sum of the fair market value, as of the closing of the merger, of the Adar Alternative One common stock issued in the amount of the liabilities of Impulse Communications, Inc. assumed by Adar Alternative One in the Impulse Communications, Inc.'s basis in the assets

o Impulse Communications, Inc. shareholders would recognize gain or loss with respect to each share of Impulse Communications, Inc. common stock surrendered equal to the difference between the shareholder's basis in the share and the fair market value, as of the closing of the merger, of the Adar Alternative One common stock received in merger therefore.

In this event, a shareholder's aggregate basis in the Adar Alternative One common stock so received would equal its fair market value and the shareholder's holding period for this stock would begin the day after the merger as a result of its filing of a form 8-A electing to be a reporting company subject to the requirements of the 1934 act is consummated.

Even if the merger qualifies as a reorganization, a recipient of Adar Alternative One common stock would recognize income to the extent that, for example, any of these shares were determined to have been received in merger for services, to satisfy obligations or in consideration for anything other than the Impulse Communications, Inc. common stock surrendered. Generally, this income is taxable as ordinary income upon receipt. In addition, to the extent that Impulse Communications, Inc. shareholders were treated as receiving, directly or indirectly, consideration other than Adar Alternative One common stock in merger for the shareholder's common stock gain or loss would have to be recognized.

Termination.

At any time prior to the Effective Date, the merger agreement may be terminated, and the merger abandoned under some circumstances, including:

o    By mutual consent of Adar Alternative One and Impulse Communications, Inc.

o By either party if any of the other party's representations and warranties contained in the merger agreement shall be or shall have become inaccurate, or if any of the other party's covenants contained in the merger agreement shall have been breached

o By either party if a court of competent jurisdiction or other governmental body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the merger

o By Impulse Communications, Inc. if the special meeting shall have been held and the merger agreement shall not have been adopted and approved at the meeting by the required vote

o By Impulse Communications, Inc. if Impulse Communications, Inc. reasonably determines that the timely satisfaction of any condition to its obligations to consummate the merger has become impossible or unlikely.

Dissenters' Rights

The following summary of dissenters' rights under Nevada law is qualified in its entirety by reference to section 92, Nevada Statutes.

Impulse Communications, Inc. stockholders who oppose the proposed merger will have the right to receive payment for the value of their shares as set forth in sections 92a.300 through 92a.500 of the Nevada law. The dissenters' rights will be available only to stockholders of Impulse Communications, Inc. who (i) before the vote to authorize the merger, notify Impulse Communications, Inc. in writing of their intention to demand payment for their shares of Impulse Communications, Inc. Common Stock and (ii) refrain from voting in favor of the merger. Voting against the merger will not constitute notifying Impulse Communications, Inc. of the intention to demand payment if the merger is closed.

A stockholder must exercise dissenters' rights for all of the shares that he or she owns of record. A stockholder who holds shares beneficially, and not of record, may assert dissenter's rights for the beneficially owned shares only by submitting a written consent of the stockholder of record along with the written notice of dissent. A stockholder exercising dissenter's rights with respect to shares that he or she owns beneficially may not exercise dissenter's rights for fewer than all the shares held by the owner of record.

Since the vote to authorize the merger will take place by written consent, Impulse Communications, Inc. will be required to notify by mail those stockholders who, by virtue of a timely notice of their intention to demand payment and having refrained from voting in favor of the merger, are entitled to payment for their shares . Dissenters notices must be sent no later than ten days after consummation of the merger. The notice must (i) state where demand for payment must be sent, (ii) state when certificates must be deposited, (iii) state the restrictions on transfer of shares that are not evidenced by a certificate once demand has been made, (iv) supply a form on which to demand payment, (v) set a date by which demand must be received, and (vi) include a copy of the relevant portions of the Nevada law.

Unless a stockholder acquired his or her shares after Impulse Communications, Inc. sends the dissenters notices, Impulse Communications, Inc. must calculate the fair market value of the shares plus interest, and within 30 days of the date Impulse Communications, Inc. receives the demand, pay this amount to any stockholder that properly exercised dissenters' rights and deposited certificates with Impulse Communications, Inc.. If Impulse Communications, Inc. does not pay within 30 days, a stockholder may enforce in court Impulse Communications, Inc.'s obligation to pay. The payment must be accompanied by (i) Impulse Communications, Inc.'s interim balance sheet, (ii) a statement of the fair market value of the shares, (iii) an explanation of how the interest was calculated, (iv) a statement of dissenters' right to demand payment, and (v) a copy of the relevant portions of the Nevada Law.

Within 30 days of when Impulse Communications, Inc. pays a dissenting stockholder for his or her shares, the stockholder has the right to challenge Impulse Communications, Inc.'s calculation of the fair market value of the shares and interest due, and must state the amount that he or she believes to represent the true fair market value and interest of the shares. If Impulse Communications, Inc. and the stockholder are not able to settle on an amount, Impulse Communications, Inc. may petition a court within 60 days of making payment to the dissenting stockholder. If Impulse Communications, Inc. does not either settle with the stockholder or petition a court for a determination within 60 days, Impulse Communications, Inc. is obligated to pay the stockholder the amount demanded that exceeds Impulse Communications, Inc.'s calculation of fair market value plus interest. All dissenters are entitled to judgment for the amount by which the fair market value of their shares is found to exceed the amount previously remitted, with interest.

It is a condition to Impulse Communications, Inc.'s obligations to consummate the merger that the holders of no more than 10% of the outstanding shares of Impulse Communications, Inc.'s common stock are entitled to dissenters' rights. If demands for payment are made with respect to more than 10%, of the outstanding shares of Impulse Communications, Inc.'s common Stock, and, as a consequence more than 10% of the shareholders of Impulse Communications, Inc. become entitled to exercise dissenters' rights, then Impulse Communications, Inc. will not be obligated to consummate the merger.

 Accounting Treatment

For accounting purposes, the merger will be treated as the acquisition of Adar Alternative One by Impulse Communications.

Merger Procedures

Unless otherwise designated by a Impulse Communications, Inc. shareholder on the transmittal letter, certificates representing shares of Adar Alternative One common stock issued to Impulse Communications, Inc. shareholders will be issued and delivered to the tendering Impulse Communications, Inc. shareholder at the address on record with Impulse Communications, Inc. In the event of a transfer of ownership of shares of Impulse Communications, Inc. common Stock represented by certificates that are not registered in the transfer records of Impulse Communications, Inc., the shares may be issued to a transferee if the certificates are delivered to the Transfer Agent, accompanied by all documents required to evidence the transfer and by evidence satisfactory to the Transfer Agent that any applicable stock transfer taxes have been paid. If any certificates shall have been lost, stolen, mislaid or destroyed, upon receipt of

1. An affidavit of that fact from the holder claiming the certificates to be lost, mislaid or destroyed.
2. The bond, security or indemnity as the surviving corporation and the merger agent may reasonably require
3. Any other documents necessary to evidence and effect the bona fide merger, the merger agent shall issue to holder the shares into which the shares represented by the lost, stolen, mislaid or destroyed

Neither Adar Alternative One, Impulse Communications, Inc., nor the Transfer Agent is liable to a holder of Impulse Communications, Inc.'s common stock for any amounts paid or property delivered in good faith to a public official under any applicable abandoned property law. Adoption of the merger agreement by the Impulse Communications, Inc.'s shareholders constitutes ratification of the appointment of the Transfer Agent.

After the closing of the merger, holders of certificates will have no rights with respect to the shares of Impulse Communications, Inc. common stock represented thereby other than the right to surrender the certificates and receive in merger the shares of Adar Alternative One common stock to which the holders are entitled.

    IMPULSE COMMUNICATION, INC.'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements included herein for the years ended December 31, 1999 and 1998.

Cautionary Statement

   This registration statement on Form S-4 contains "forward-looking statements", as defined by the Private Securities Litigation Reform Act of 1995, in order to provide investors with prospective information about the Company. For this purpose, any statements which are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors which could cause the Company's actual results and events to differ materially from those indicated by the forward-looking statements. These factors include, without limitation, those set forth below under the caption "Certain Factors That May Affect Future Results".

Results of Operations

      Total revenues increased 144% to $ 1,049,024 for the year ended December 31, 1999 from $430,200 for the same period in 1998. The increase was primarily due to an increase in the number of new web sites we added in 1999.

      Our costs of revenues increased 114% to $625,008 for the year ended December 31, 1999 from $ 292,534 for the same period in 1998. The increase is primarily related to the increased number of web sites we now offer. These expenses include: purchase and maintenance of domain names and purchases of dedicated servers and web hosting and design.

      As a result of the foregoing our net income before distributions to our president and income taxes increased 229% to $ 397,204 for the year ended December 31, 1999 from $ 120,704 for the same period in 1998.

Liquidity and Capital Resources

      Our working capital increased 31% to $ 35,701 at December 31, 1999 from $ 27,323 at December 31, 1998. During 1999 we generated approximately $ 393,000 in cash from operations of which we distributed $ 386,000 to our president.

Cash Flow Outlook

   During 2000, we expect that our principal sources of cash to fund our business activities will be from operating activities and will be sufficient for the year.

Qualitative and Quantitative

      We do not engage in investing in or trading market risk sensitive instruments. We also do not purchase, for investing, hedging, or for purposes "other than trading," instruments that are likely to expose us to market risk, whether interest rate foreign currency exchange, commodity price or equity price risk, except as noted in the following paragraph. We have not entered into any forward or future contracts, purchased any options or entered into any interest rate swaps. Additionally, we do not currently engage in foreign currency trading transactions to manage exposure for transactions denominated in currencies other than U.S. dollars.

                   IMPULSE COMMUNICATIONS, INC.'S BUSINESS

In 1990, Impulse Communications, Inc. was formed as a sole proprietorship and reorganized as a Nevada corporation in 2000. We own and operate more than 5000 websites on the World Wide Web.

Here are some significant events in our history:

o We were originally formed to provide computer consulting services such as installations of business automation software, computerized accounting systems, contact management software and point of sale systems.

o From 1995-1997, with the increasing acceptance of the Internet, our focus shifted to designing and hosting websites, while at the same time developing several websites of our own, such as invention.com, cashflow.com, findcash.com and sexmall.com.

o In the same time period, we also purchased 60 domain names from Network Solutions, a company that registers domain names for the Internet.

o Since 1998, we have focused exclusively on developing new websites using the domain names we already own and continue to purchase new domain names each month for future development.

Most of our revenue comes from selling products over the Internet. Instead of selling these products directly, we receive commissions from other companies for sales generated by customer we refer. Almost all of our products are offered at discount prices, which allows us to gain market share. Products sold include

1.    Books
2.    Music
3.    Insurance
4.    Travel
5.    Sexually oriented adult entertainment items
6.    Flowers
7.    Cars
8.    Food
9.    Vitamins

The companies that pay us a commission provide the products and do the order-taking and shipping. About 70% of our revenue is from sexually oriented adult entertainment websites, with the other 30% from traditional websites.

We are also involved in the following activities:

1.    Operating Virtual Malls
2.    Sales of Our Own Services
3. Developing Web Pages for Distributors of Network Marketing or Multi-Level Marketing Companies
4.    Sale of Domain Names

Industry Overview

The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically.

International Data Corporation, a research firm that covers information technology markets and trends, estimates that the number of Web users will grow from approximately 150 million worldwide in 1998 to approximately 500 million worldwide by the end of 2003.

The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the Internet. International Data Corporation estimates that commerce over the Internet will increase from approximately $40 billion worldwide in 1998 to approximately $900 billion worldwide in 2003.

According to Forrester Research, a research firm that analyzes technology changes and their impact on business, consumers and society, annual business-to-consumer e-commerce is estimated to grow from $8 billion in 1998 to $108 billion in 2003, and, business-to-business e-commerce is expected to grow from $43 billion in 1998 to $1.33 trillion in 2003.

While companies initially focused on facilitating and conducting transactions between businesses over the Internet, the business-to-consumer market has also become a significant market and is rapidly growing. These companies typically use the Internet to offer standard products and services that can be easily described with graphics and text and do not necessarily require physical presence for purchase, such as books, CDs, videocassettes, automobiles, home loans, airline tickets and online banking and stock trading. The Internet gives these companies the opportunity to develop one-to-one relationships with customers worldwide from a central location without having to make the significant investments required to build a number of local retail presences or develop the printing and mailing infrastructure associated with traditional direct marketing activities.

E-commerce is growing at such a high rate because the number of Internet users worldwide is growing rapidly. Nua Internet Surveys, a company that tracks Internet usage, estimates that as of January, 2000, there are 248.6 million
Internet users. This represents only about 5% of the world's population. As additional users connect to the Internet, the market increases. Also, we believe consumers are becoming more accustomed to making online purchases. Our experience indicates consumer believe they are able to find lower prices and a larger selection of products by using the Internet rather than their local stores. We believe consumers are becoming increasingly secure with using credit cards to purchase items online.

The Adult Entertainment Industry

Despite nearly two decades of intense political campaigning against the adult industry, consumer purchases of adult entertainment products have increased dramatically. The industry that has come to be known broadly as adult entertainment began its transformation two decades ago, with the advent of home video recorders and home videos. That revolution marked the beginning of the end of red-light districts in cities, where adult bookstores, X-rated theatres, peep shows, dingy strip joints and street prostitution once flourished.

During the 1980s, the availability of adult movies on videocassette and on cable television helped to legitimize the consumption of explicit material by putting it in the home setting. The result has been the legitimization of industry products by other businesses not traditionally associated with the adult entertainment industry. Video stores, long distance telephone carriers, satellite providers, cable companies, and even mutual funds, earn significant returns by supplying or investing in adult entertainment either directly or indirectly.

The distribution of sexually explicit material is intensely competitive. Hundreds of companies now produce and distribute films to wholesalers and retailers, as well as directly to the consumer. According to industry sources, in 1978 some 100 hard-core feature films were produced at a typical cost in today's dollars of approximately $350,000, while in 1997 nearly 8,000 new hard-core videos were released, some costing as little as a few thousand dollars to produce.

According to an industry report which appeared in US News and World Report, February 10, 1997, Americans spent over $8 billion in 1996 on hard-core videos, peep-shows, live sex acts, adult cable programming, sexual devices, Internet adult entertainment and sexually explicit magazines. This amount is much larger than Hollywood's domestic box office receipts and larger than all the revenues generated by rock and country music recordings. The mainstream Hollywood film industry collects some $6 billion per year; the recorded music industry $8 billion; theater, opera and ballet $1.7 billion.

Inter@ctive Week, a publication that tracks Internet usage, recently evaluated the adult entertainment business at $1 billion annually for banner advertising, subscriptions, videoconferencing and products A more conservative figure from Forrester Research Inc. is $185 million in adult online entertainment in 1998, up from $101 million in 1996 and $137 million in 1997.

Given the nature of the industry, financial data on Web porn are sketchy at best. But experts estimate it rakes in $700 million to $1 billion a year. That doesn't count the tons of loose change collected by amateur purveyors in online erotica. (The Dallas Morning News - 12/1/99). Today's legal porn business is a $56 billion global industry. (Forbes 06-14-1999)

Estimates of the number of sex sites are as diverse as estimates for traffic and revenue. A recent search using the new Google.com search engine yielded 596,000 sites when the word sex was searched for. The adult age verification service, Adultcheck, one of many on the Internet, lists 80,000 participating adult entertainment sites. According to WebSideStory's Adult 10000, a website that tracks online consumers, there were 13,673 sites listed, averaging 16,041,825 visitors per day on August 5, 1998.

Pay sites have most of the adult content on the Internet, but free sites abound. Advertising from pay sites supports most of the free sites.

Adult Entertainment Revenues Projected for the Internet

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

------------------------------------------------------------------------------
Year              Total Online Retail     Total Online Entertainment    Adult
Entertainment
------------------------------------------------------------------------------

1997        $2.4 billion            $298 million                  $137 million
1998        $4.8 billion            $591 million                  $185 million
1999        $7.9 billion            $1.14 billion                 $235 million
2000        $12.1 billion           $1.92 billion                 $296 million

Source: Forrester Research Inc., People & Technology Strategies Report, October, 1997.

The tremendous growth of the Internet, including chat rooms and websites dedicated to adult entertainment, has resulted in millions of potential customers accessing these sites from the relative privacy of their personal computers worldwide.

Explicit adult entertainment websites have become controversial issues, with little being resolved. The websites have created debates about free speech versus child protection; free enterprise versus social good, and free markets versus fair business practices. Parents, politicians, clergy and Internet providers are all struggling with how to best protect children while allowing adults to set their own standards of behavior and taste. The access to most of the adult entertainment websites is far from being regulated. There are, however, both specialized websites that offer to verify the potential users' age an/or to block entry to the site for underage potential users.

Our Products and Services

Selling Products and Services of Others

Most of the Impulse Communications' revenue comes from commissions generated by selling products and services from other companies, such as:

o     Books, at bookshopper.com.

o     Music, at buycds.com.

o     Insurance, at insureme.com.

o     Travel, at cheapvacations.com.

o     Sexually explicit items, at sexmall.com.

To represent products and services, we fill out an online form to signup as an affiliate, giving our name and address for them to send payments to. They also have a terms and conditions page posted on the web site, which we check an box online saying we agree. There are never any signup fees or commitments, and either party can terminate the affiliate agreement at any time.

We then set up web pages with links to our third party providers. When someone clicks on the link and is transported to the provider, our name is embedded in the link. We are then paid a commission on each referral.

Our broad-based commission structure allows us to appeal to both consumers and businesses who buy products and services over the Internet. The actual selling process, including tallying of commissions, is handled automatically by each website's software. Because we only refer customers and do not sell products directly, we maintain no inventory.

Although products sold by our third party providers may be returned for credit, we generally do not receive our commissions until the time limit for these returns has passed.

Virtual Malls

We also run several virtual malls, such as inventing.com for inventors and cashflow.com for network marketers. A virtual mall is analogous to a physical mall. It is a website where various companies in a specific industry or group pay monthly rental fees to be listed on the site and available to visitors to the site.

Selling Our Services

Some of the websites we own include:

o Findjobs.com offers free automated tools to help visitors to the site find a job. Users can use our Job Finder Robot to retrieve job listings from the top Internet employment websites in one large search. Our Job Search Manager then allows users to browse those search results, save the specific jobs that interest them or apply for those jobs online. After one month of operations, Findjobs.com already has over 7000 registered users. This site generates approximately $100 in profits over several months.

o Healthdeals.com automatically searches 11 online health and vitamin stores to find the best price products users want to purchase. We make a 5-10% commission from sales at each of the 11 stores. This site generates about $200 a month in profits.

o Findcash.com allows users to find out for free if they are owed unclaimed money by the government. Users then pay $10 for information on how to collect the money they are owed. This site generates about $5000 a month in profits.

o Textbookhound.com features an intelligent search agent that compares used and new textbook pricing at over 20 major online textbook stores. It also shows users which stores have the books in-stock. This site generates about $1000 a month in profits. even the nature of the industry, financial data on Web porn are sketchy at best. We are paid a commission by the online bookstore for each book sold.

o ToyHound.com automatically searches the top 20 online toy stores to find the best price on products. The site also allows children to make a wish list of toys they want and email this list to their parents and relatives. This site generates about $100 a month in profits.

o Bored.com is a free site that receives approximately 50,000 visitors per day who are looking for fun and interesting things to do on the Internet. This site generates about $6000 a month in profits. We are paid a commission from sales generated by the banner ads and some of the text links on the page.

o Bored.com Email offers free bored.com email accounts. More than 15,000 people have signed up in the first two months of operation. This service generates about $100 a month in profits. We are paid a commission from sales from the banner ad people see while they read their email.

o     Sexmaniac.com   is  the  Internet's   largest   sexually   oriented  adult
      entertainment search engine, with more than 100,000 adult Web page listings. Many of the listings that appear in sexmaniac.com are sites that generate commissions for us. These sites are programmed to appear at the top of the search results list shown to each user. This site generates about $1000 a month in profits.

o Nudephotos.com is an adult entertainment site offering over 700,000 sexually explicit adult entertainment photos, 50,000 online adult entertainment movies, dozens of sexually oriented games, 10,000 erotic stories, free phone sex, and more. This is a pay site, which means that users must pay, usually by credit card, to access the site. This site generates about $500 a month in profits.

o Pornomovies.com offers several thousand mail order adult entertainment videos at wholesale prices. We are paid a commission on each movie sold. This site generates about $2000 a month in profits.

o Getnames.com is a list of over 5000 domain names we currently own that are for sale. Sale of domain names account for about $2000 a month in profits.

Web Pages for Distributors of Network Marketing or Multi-Level Marketing
Companies

We have also developed automated software that allows us to offer low-priced Web pages to distributors of network marketing or multi-level marketing companies. We create one main website for the company, and our software automatically creates a personalized copy of the website for each distributor. We are currently working with:

o     Coastal Vacations, at www.getcoastal.com.


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

                            ------------------

o     Electrum, at www.electrumonline.com

This service generates about $500 a month in profits.

Selling Advertising Space

A smaller portion of our income, about $500 a month, comes from selling advertising space on websites we create. These sites offer free information to Web surfers. Some of these sites include:

o     http://www.zoos.com

o     http://www.dumb.com

o     http://www.mteverest.com

o     http://www.stopstress.com

o     http://www.comedyclub.com

These sites generate revenue from the advertising banners at the top of each page.

Sale of Domain Names

We also offer for sale a portion of our 5000-plus domain names through domain name brokers. Until recently, we did not actively try to sell our domain names. Recent domain name sales directly by us, without a broker, include

1.    Payme.com for $40,000
2.    Chargecards.com, for $21,000
3.    Getdomains.com, for $10,000
4.    Musicroom.com, for $5000
5.    Cancerdrugs.com/cancercures.com/beatcancer.com, for $25,000 total
6.    Countryhits.com, for $4,000
7.    Myprivates.com, for $2,500
8.    Optionsdata.com for $1,500
9.    indiansex.com - $15000
10.   filmreviews.com - $3000
11.   sportsbetting.net - $8500
12.   gotoafrica.com - $7500

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


We currently have the domain name buywine.com listed with a wine domain name broker for $500,000. A selection of our domain names listed for sale, including asking price, with GreatDomains.com, another domain name broker, includes:

o     4bets.com, $50,000
o     4books.com, $100,000
o     4computers.com, $200,000
o     4gamblers.com, $50,000
o     4marketing.com, $50,000
o     4printing.com, $100,000
o     4seminars.com, $40,000
o     4shoppers.com, $50,000
o     4software.com, $100,000
o     4textbooks.com, $200,000
o     4webpages.com, $200,000
o     buyalcohol.com, $25,000
o     buycdroms.com, $20,000
o     buycds.com, $250,000
o     buycontacts.com, $50,000
o     buypetfood $100,000
o     buypresents.com, $50,000
o     buyprograms.com, $100,000
o     cashflow.com, $100,000
o     cdsavings.com, $35,000
o     cheapmovies.com, $50,000
o     cheapvacations.com, $100,000
o     coffeelovers.com, $25,000
o     comedyclub.com, $50,000
o     drugdeals.com, $100,000
o     getbusiness.com, $100,000
o     getflowers.com, $100,000
o     getmortgages.com, $100,000
o     getorders.com, $25,000
o     getperfume $50,000
o     getpublicity.com, $50,000
o     getsex.com, $250,000
o     hotdate.com, $100,000
o     hotelbargains.com, $30,000
o     moveme.com, $20,000
o     mteverest.com, $25,000
o     nudephotos.com, $250,000
o     nudeteens.com, $250,000

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

o     orderdrugs.com, $100,000
o     orderforms.com, $50,000
o     ordervideos.com, $50,000
o     pcbargains.com, $100,000
o     pcpricing.com, $50,000
o     pickstocks.com, $30,000
o     placebets.com, $100,000
o     popcds.com, $30,000
o     pornomall.com, $25,000
o     pornomovies.com, $500,000
o     softwaredeals.com, $100,000
o     ticketdeals.com, $25,000
o     tradecheap $25,000
o     videobargains.com, $25,000
o     videoslots.com, $100,000
o     zoos.com, $25,000

Revenue by Market Segment

Our approximate amount and percentage of revenue by product segment is as follows:

               ---------------------------------------------------------
               Commissions (both adult    $937.344                92.0%
               and non-adult) [1]
               ---------------------------------------------------------
               Virtual Malls                 2,400                   .2
               ---------------------------------------------------------
               Direct Sales of Products     49,443
               and Services                        4.25
               ---------------------------------------------------------
               Sales of network              3,000                   .3
               marketing web pages
               ---------------------------------------------------------
               Sales of domain names        47,000                 4.25
               ---------------------------------------------------------

Market Opportunity

We believe we are targeting a significant marketing opportunity because:

o     The e-commerce market is already very large and growing rapidly.

o Millions of consumers have already purchased the products we sell for many years through traditional print catalogs, stores and television.

o There are logistical, financial and economic benefits to conducting business over the Internet.

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

o We offer a broader selection, high-quality products than a traditional retail outlet store.

o     We  offer  a  higher  level  of  personalized   customer  service  than  a
      traditional retail outlet store.

o We presently have and can maintain interesting, frequently updated website content.

Marketing

Most of our business comes from free listings in Internet search engines. Because we own thousands of domain names, we are listed many times in the search engines. Each domain name operates as its own sub-business and can have a search engine listing of its own.

Only about 20% of our websites are currently listed in the major search engines. Once the other 80% are listed, we believe income will increase substantially. We are currently developing automated software to handle these search engine listings. The software will be finished by March 1st, and all of our web sites will be sumbitted to the search engines by April 1st, 2000.

We use additional marketing methods to bring people to our sites, including:

o     Targeted banner advertising.

o     Press releases.

o Paid search engine listings, paying for higher placement in the search result lists, on such sites as goto.com and realnames.com.

Our total advertising budget is less than $500 a month

Because we sell products and services from large, well-know companies, those companies provide the brand name recognition. Since our customers buy directly from the various companies' websites, the better they know the companies' products and reputations, the better it is for us.

Many of our larger projects, such as findjobs.com, healthdeals.com, toyhound.com, textbookhound.com, sexmaniac.com and nudephotos.com, have only become operational in the latter part of 1999. Therefore, they have just begun to bring in revenue and have not been widely marketed yet.

Our Potential Future Growth Areas

We plan to increase our customer traffic to our existing websites and expand into other Internet industries by:

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

o     Increasing our advertising to expand our customer base.

o Opening websites in markets where we already own related domain names, but have not as yet set up a website.

o Upgrading the graphics and content on our existing websites to be more appealing to visitors.

o Increasing the number of companies that pay us commissions, so we can offer a broader range of products.

o     Translating   our  websites   into   foreign   languages   and   expanding
      internationally.

o     Buying additional domain names for the purpose of opening more websites.

To implement the foregoing, we need no new equipment, employees, or bandwitdth. Most of the work will be done by Eric Borgos, the rest by independent contractors.

Because there is virtually no cost for us to enter each industry, we have much room to grow. We have several thousand unused domain names that we plan to develop into revenue-generating websites. These domain names are already purchased and operational, but currently carry a banner that indicates they are under construction. A list is available at http://www.getnames.com

The only cost of setting up these new sites is the Web page design. This work will be done by independent contractors and, based on our previous experience, will cost from $50,000-100,000 for the year 2000.

We currently have the following Internet projects under development:

1. Totalmiles.com--A free website that will keep track of customers' frequent flyer miles by automatically retrieving mileage information from all of the major airlines. The site will automatically e-mail customers a summary of how many miles they have with each airline. The sight should be operational by April 2000.

2. Findinfo.com--A search engine with the capability to search more than 15,000,000 websites to help users find what they're looking for. We plan to develop this into a major search engine portal, similar to Yahoo, Altavista, Excite and Hotbot. All sexually oriented adult entertainment-related listings will taken from the sexmaniac.com database and integrated into the search results. This will give additional exposure to our adult entertainment sites, since all of those adult entertainment sites are in the sexmaniac.com database. The site is already operational, but won't be fully developed until May, 2000

3. Healthstore.com--A health and nutrition store that will offer over 12,000 vitamins and herbs at discount prices. We will take the orders and contract with a fulfillment company to acquire and ship the products. The sight should be operational by June 2000.

4. Insurancequotes.com--We will sell leads generated from this site to a leading insurance company such as 800insureme.com and other insurance quote services. Online insurance quote forms will be available for health insurance, auto insurance, business insurance, home insurance, disability insurance and estate planning services. The sight should be operational by May 2000.

We have spent more than $50,000 setting up our own adult pay site at nudephotos.com. The site is one of the largest adult entertainment sites on the net, with over 700,000 sexually explicit photos, 50,000 online sexually explicit movies, live sex shows, 10,000 erotic stories and free phone sex. We plan to create additional sexually oriented adult entertainment sites using the existing content, but marketed towards different niche markets, such as:

o     Whipme.com for the bondage market.

o     Lesbiancity.com for the lesbian market.

o     Nudeteens.com for the teen market.

o     Amateurphotos.com for the amateur market.

o     Asianphotos.com for the Asian market.

These specialized markets have much less competition and a much higher signup rate among viewers who visit the sites.

Trademarks

While we own many domain names, none of those domain names are trademarked. Domain names are required to be renewed on a biannual basis at a cost of $35 per name.

Competition

The market for e-commerce over the Internet is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are relatively low, and current and new competitors can launch new websites at a relatively low cost using commercially available software. We currently or potentially compete with a number of other companies, including many of our third party providers.

The recent establishment of large affiliate network, such as linkshare.com, clicktrade.com, reporting.net and cj.com, has made it easier for new companies to enter the affiliate sales market, but it has also made it easier for us to sell a wider variety of products. These networks are basically listings of affiliate commission programs grouped by industry. If, for example, we decide to open another online book site, we can easily find many online bookstores willing to pay a commission through these networks. These networks also make commission tracking, link management and sales accounting easier for us.

We believe we may be able to favorably compete because the cost of buying good domains names has become increasingly expensive, giving our large number of domain names and advantage. Although each of the industries for which we offer products and services is extremely competitive, we believe all of our industries are growing at high enough rates to accommodate many competing companies. Indeed, we believe that competition within an industry actually helps us, because we have the ability to become a sales agent for each new company that enters the market and receive a commission from them.

Product Liability

Because we offer thousands of products and services over the Internet from many different manufacturers and vendors, we could be held liable from any problems that arise from those sales. We do not carry liability insurance, so any litigation resulting from product liability or service liability could materially harm our business.

Government Regulation

We are subject, both directly and indirectly, to various laws and governmental regulations relating to our business. There are currently few laws or regulations directly applicable to commercial online services or the Internet. However, due to increasing popularity and use of commercial online services and the Internet, it is possible that a number of laws and regulations may be adopted with respect to commercial online services and the Internet. These laws and regulations may cover issues including, for example, user privacy, pricing and characteristics and quality of products and services. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues including, for example, property ownership, libel and personal privacy, is uncertain and could expose us to substantial liability. Any new legislation or regulation or the application of existing laws and regulations to the Internet could reduce or eliminate our income.

As our services are available over the Internet anywhere in the world, multiple jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of those jurisdictions. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. It is possible that state and foreign governments might also attempt to regulate our transmissions of content on our websites or on the websites of others or prosecute us for violations of their laws. We cannot assure you that violations of local laws will not be alleged or charged by state or foreign governments, that we might not unintentionally violate these laws or that these laws will not be modified, or new laws enacted, in the future.

The laws regarding the dissemination of sexually oriented adult entertainment over the Internet are currently unsettled. Courts have held the right to distribute adult entertainment over the Internet is protected by the First and Fourteenth Amendments to the United States Constitution, which prohibit Congress or the various states from passing any law abridging the freedom of speech.

The First and Fourteenth Amendments, however, do not protect the dissemination of obscene material, and several states and communities in which our websites are available, have enacted laws regulating the distribution of obscene material with some offenses designed as misdemeanors and others as felonies, depending on numerous factors. The consequences for violating the State statutes are as varied as the number of states enacting them. Similarly, 18 U.S.C. Sections 1460-1469 contain the federal prohibitions with respect to the dissemination of obscene material, and the potential penalties for individuals, including directors, officers and employees, violating the federal obscenity laws include fines, community service, probation, forfeiture of assets and incarceration. The range of possible sentences require calculations under the Federal Sentencing Guidelines, and the amount of the fine and the length of the period of the incarceration under those guidelines are calculated based upon the retail value of the unprotected materials.

Also taken into account in determining the amount of the fine, length of incarceration or other possible penalty are whether the person accepts responsibility for his or her actions, whether the person was a minimal or minor participant in the criminal activity, whether the person was an organizer, leader, manager or supervisor, whether multiple counts were involved, whether the person provided substantial assistance to the government, and whether the person has a prior criminal history.

In addition federal law provides for the forfeiture of:

o Any obscene material produced, transported, mailed, shipped or received in violation of the obscenity laws.

o Any property, real or personal, constituting or traceable to gross profits or other proceeds obtained from the offense.

o Any property, real or personal, used or intended to be used to commit or to promote the commission of the offense, if the court in its discretion so determines, taking into consideration the nature, scope and proportionality of the use of the property in the offense.

With respect to the realm of potential penalties facing us should we be found guilty of disseminating obscene material, the forfeiture provisions detailed above may apply to our corporate assets falling under the statute. In addition, a fine may be imposed, the amount of which is tied to the pecuniary gain to the organization from the offense or determined by a fine table tied to the severity of the offense. Also factored into determining the amount of the fine are the number of individuals in the organization and whether an individual with substantial authority participated in, condoned, or was willfully ignorant of the offense; whether the organization had an effective program to prevent and detect violations of the law; and whether the organization cooperated in the investigation and accepted responsibility for its criminal conduct. In addition, the organization may be subject to a term of probation of up to five years.

Federal and state obscenity laws define the legality or illegality of materials by reference to the United States Supreme Court's three-prong test set forth in Miller v. California, 413 U.S 1593 in 1973. This test is used to evaluate whether materials are obscene and therefore subject to regulation. Miller provides that the following must be considered:

o Whether the average person, applying contemporary community standards, would find that the work, taken as a whole, appeals to the prurient interest.

o Whether the work depicts or describes, in a patently offensive way, sexual conduct specifically defined by the applicable state law.

o Whether the work, taken as a whole, lacks serious literary, artistic, political or scientific value.

The Supreme Court has clarified the Miller test in recent years advising that the prurient interest prong and patent offensiveness prong must be measured against, as the wording goes, the standards of an average person, applying contemporary community standards, while the value prong of the test is to be judged according to a reasonable person standard.

We believe that we are in compliance with all federal, state and local regulations regulating the content of any motion picture, photographic and print products offered on any of our affiliate websites.

As discussed above, U.S. federal and state government officials have targeted what some people term as sin industries, such as tobacco, alcohol and adult entertainment for special tax treatment and legislation. In 1996, the U.S Congress passed the Communications Decency Act of 1996. Recently, the Supreme
Court, in American Civil Liberties Union versus Reno, held some substantive provisions of the Communications Decency Act unconstitutional. Businesses in the adult entertainment and programming industries expended millions of dollars in legal and other fees in overturning the Communications Decency Act. Investors should understand that the adult entertainment industry may continue to be a target for legislation. In the event we must defend ourselves, or join with other companies in the adult entertainment business to protect our rights, we may incur significant expenses that could reduce or eliminate our income.

Network Infrastructure

All of the websites we own are hosted on Internet servers located at major Web hosting providers such as Concentric Networks, Pair Networks and Interland. All of these hosting companies offer high-speed fiber optic T-3 data connections, redundant Internet backbone providers and 24-hour-a-day website monitoring and tech support.

We have a four-year contract with Concentric Networks to host many of our sites with four servers specifically dedicated to our accounts. The contract stipulates that we pay Concentric Networks $3,000 a month for the four dedicated servers, and they may cancel the contract for any reason on 30-days notice without penalty.

Should Concentric Networks go out of business, or for some reason be unable to provide a reliable Internet connection for the servers, we would experience both several days' downtime and additional expenses. If we receive notice ahead of time that our account needs to be moved to another provider, downtime would be only be about 1 day with minimal additional expenses.

 There are, however, many other Web hosting services that offer similar services at competitive prices, and we maintain backup servers with several of those vendors. In addition to 4 dedicated servers with Concentric.com, alternate dedicated servers are maintained at 9netave.com, rackspace.com, and infotechsys.com. Non-dedicated hosting accounts are maintained at pair.com, interland.net, and he.net.

Web sites and domain names could be easily moved from one server or web host to another in the event of an emergency or contract cancellation by Concentric Networks.

Property and Leases

Our primary business address is:

Impulse  Communications  468  Kingstown  Road,  #4  Wakefield,  RI 02879  Phone:
401-789-0885

The rent for the Boston location is $800/month. We have a one-year lease with Diurmed Coughlin, from July 1, 1999, to June 31, 2000.

Employees

We presently have no employees, although we use independent contractors on a regular basis. We use the independent contractors for:

o     Website design
o     Programming
o     Search engine promotion.

We have no contracts with our independent contractors.

                  IMPULSE COMMUNICATIONS, INC.'S MANAGEMENT

   The names and ages of our executive officers and directors as of our formation in January 2000, are as follows:

-------------------------------------------------------------------------------
   Name                 Age                   Position
------------------------------------------------------------------------------
   Eric Borgos          31                    CEO, president and director
-------------------------------------------------------------------------------

Eric Borgos started Impulse Communications in September 1990 as a computer consulting company. From September 1988 to December 1990, Mr. Borgos worked part-time in the Babson College Computer Center. During the summers in 1986, 1987, and 1988 Mr. Borgos worked as in intern at O'Connor and Associates, a Wall Street stock brokerage. Mr. Borgos received his B.A. from Babson College in 1991

Directors serve for the a one year term. Our Bylaws currently provide for a Board of Directors comprised of 1 director.

Executive Compensation

We have no compensation committee or other board committee performing equivalent functions. Mr. Borgos, our current president and chief executive officer, participated in deliberations of our board of directors concerning executive officer compensation.

We have no employment agreement with or key-man life insurance on Mr. Borgos.

Board Compensation

Our director does not receive cash compensation for his services as director.

Indemnification of Directors and Officers.

We have agreed to indemnify our director, meaning that we will pay for damages they incur for properly acting as director. NRS 78.037 of the Nevada General Corporation Law, currently provides that any provision may not eliminate or limit the liability of a director or officer for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of dividends in violation of the Nevada General Corporation Law.

Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission this indemnification is against the public policy and is therefore, unenforceable.

Provisions With Possible Anti-Takeover Effects

Nevada's Combinations with Interested Stockholders statute, which applies to Nevada corporations having at least 200 stockholders, prevents an interested stockholder and an applicable Nevada corporation from entering into a combination unless some conditions are met. A combination means any merger or consolidation with an interested stockholder, or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an interested stockholder having:

1. an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation,
2. an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or
3. 10% or more of the earning power or net income of the corporation.

An interested stockholder means a person who, together with affiliates and associates, beneficially owns or within the prior three years, did beneficially own 10% or more of the voting power of the corporation. A corporation to which this statute applies may not engage in a combination within the three years after the interested stockholder acquired its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired the shares.

If this approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of:

1. the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher
2. the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher
3. for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

Nevada's Acquisition of Controlling Interest statute applies only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. As of the date of this Prospectus, the Issuer does not have 100 stockholders of record who are residents of Nevada, although there can be no assurance that in the future the Acquisition of Controlling Interest statute will not apply to the us.

The Acquisition of Controlling Interest statute prohibits an acquirer, under some circumstances, from voting its shares of a target corporation's stock after crossing some ownership threshold percentages, unless the acquirer obtains approval of the target corporation's disinterested stockholders. The statute specifies three thresholds: one-fifth or more by less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become control shares and the control shares are deprived of the right to vote until disinterested stockholders restore the right. The Acquisition of Controlling Interest statute also provides that in the event control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters' rights.

               IMPULSE COMMUNICATIONS, INC.'S LEGAL PROCEEDINGS

 Impulse Communications is not a party to or aware of any pending or threatened lawsuits or other legal actions.

            IMPULSE COMMUNICATIONS, INC.'S PRINCIPAL STOCKHOLDERS

The following table sets forth some information regarding the beneficial ownership of our Common Stock as of February, 2000 by

o Each shareholder known by us to own beneficially more than 5% of the common stock
o Each executive officer o Each director and all directors and executive officers as a group:

    ---------------------------------------------------------------------------
    Name                      Number of Shares     Percentage      Percentage
                                                   before merger   after merger
    ---------------------------------------------------------------------------
    Eric Borgos               9,750,000            97.5            94%
    --------------------------------------------------------------------------
    All directors and named   9,750,000            97.5            94%
    executive officers as a
    group (one person)
    ---------------------------------------------------------------------------


This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 10,000,000 shares of Common Stock outstanding as of March 21, 2000.

          DESCRIPTION OF IMPULSE COMMUNICATIONS, INC'S CAPITAL STOCK

   ----------------------------------------------------------------------
    Authorized Capital Stock              Shares Of Capital Stock
    Under Articles Of Incorporation       Outstanding
   ----------------------------------------------------------------------
   75,000,000 shares of common stock     10,008,000 shares of common stock
   ----------------------------------------------------------------------
   No shares of preferred stock          No shares of preferred stock
   ----------------------------------------------------------------------

Common Stock

As of March 31, 2000 there were 10,008,000 shares of common stock outstanding held of record by 75 stockholders. There will be 10,400,000 post merger shares of common stock outstanding after giving effect to the issuance of the shares of common stock to the public under this information statement for shareholders of Impulse Communications/ prospectus and the reverse split and return of shares prior to the merger.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Options

We have no options outstanding.

Dividends

We have never paid any dividends and do not expect to do so after the closing of the merger and thereafter for the foreseeable future.

Transfer Agent and Registrar

We are the transfer agent and registrar for our common stock.

                         ADAR ALTERNATIVE ONE'S BUSINESS

History and Organization

     We were organized under the laws of the state of Florida in April, 1999. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board.

   On February , 2000 Mr. Williams resigned as officer and director and Mr. Sidney Golub was elected president and director. On February , 2000, we changed our name from Second Enterprise Service Group, Inc. to Adar Alternative One, Inc.

Operations

     We were organized for the purposes of creating a corporate vehicle to seek, investigate and, if the investigation warrants, engage in business combinations presented to us by persons or firms who or which desire to become an SEC reporting company.

     We do not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in our treasury or loaned by management. This is based on an oral agreement between management and us.

Employees

We presently have no employees. Our current officer and director is engaged in business activities outside of us, and will devote the time necessary each month to our affairs of until a successful business opportunity has been acquired.

Selected Financial Data

The following information concerning our financial position and operations is as of and for the period ended December 31, 1999.

Total assets                                    $  0
Total liabilities                                  0
Equity                                             0
Sales                                              0
Net loss                                       3,079
Net loss per share                              0.00

Management Discussion And Analysis Or Plan Of Operation

    We are a development stage entity, and have neither engaged in any operations nor generated any revenues to date. We have no assets. Our expenses to date, all funded by a loan from prior management, are $3,079.

    Substantially all of our expenses that must be funded by management will be from our efforts to identify a suitable acquisition candidate and close the acquisition. Management has orally agreed to fund our cash requirements until an acquisition is closed. So long as management does so, we will have sufficient funds to satisfy our cash requirements. This is primarily because we anticipate incurring no significant expenditures. Before the conclusion of an acquisition, we anticipate our expenses to be limited to accounting fees, legal fees, telephone, mailing, filing fees, occupational license fees, and transfer agent fees.

   We do not intend to seek additional financing. At this time we believe that the funds to be provided by management will be sufficient for funding our operations until we find an acquisition and therefore do not expect to issue any additional securities before the closing of a business combination.

Properties.

   We are presently using the office of insert Sid at no cost as our office. This arrangement is expected to continue only until a business combination is closed, although there is currently no agreement between us and Mr. Golub. We at present own no equipment, and do not intend to own any.

Security Ownership of Some Beneficial Owners and Management.
-----------------------------------------------------------

   The following table sets forth some information regarding the beneficial ownership of our Common Stock as of February , 2000 by

o Each shareholder known by us to own beneficially more than 5% of the common stock
o   Each  executive  officer
o Each director and all directors and executive officers as a group:

    ---------------------------------------------------------------------------
    Name                  Number of      Percentage  Number of        Percentage
                          Shares         before      Shares           after
                          Pre-Merger(1)  merger      Post-Merger(1)(2)merger
   ----------------------------------------------------------------------------
     Michael T.Williams (1)  1,000,000        50%        192,000      2%
     2503 W. Gardner Ct.
     Tampa FL 33611
   ----------------------------------------------------------------------------
    Sidney J. Golub          1,000,000        50%        200,000      2%
    10 Troon Place
    P.O. Box 289
    Mashpee, MA 02649
    ---------------------------------------------------------------------------
    All directors and        1,000,000        50%        200,000      2%
    named executive
    officers as a group
    (one person)
    ---------------------------------------------------------------------------

    This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 2,000,000 shares of Common Stock outstanding as of March 1, 2000.

 (1) Owned by the Williams Blind Trust, with beneficiaries as Tenants by the Entireties of Michael Williams and Donna Williams, his wife. Under the terms of the trust, all sales decisions will be made exclusively by the trustee and no details of the trust's holdings or sales will be disclosed to the beneficiaries.

(2) In connection with the merger, Adar Alternative One agreed to effect a reverse split such that Mr. Williams' Trust and Mr. Golub will each own 200,000 shares prior to the closing of the merger.

Mr. Williams and Mr. Golub may be deemed our founders, as that term is defined under the securities act of 1933.

Director and Executive Officer.
------------------------------

The following table and subsequent discussion sets forth information about our director and executive officer, who will resign upon the closing of the acquisition transaction. Our director and executive officer was elected to his position in February 2000

 Name                            Age            Title

 Sidney J. Golub                 58             President, Treasurer and
 Director

 Since prior to 1995, Mr. Golub has been president of Adar Group, Inc., a management consulting firm.

 Executive Compensation.

 The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the period ended December 31, 1999, by our prior chief executive officer.

                           Summary Compensation Table

Name and Principal Position    Annual Compensation - 1999
                               Salary, $,    Bonus, $,       Number of Shares
                             ----------      ---------          Underlying
                                                                Options, #,
Michael T. Williams,            None           None                  None
President

Future Compensation and Relationships and Related Transactions.

Of the $125,000 merger fee to be paid to us by Impulse Communications under the terms of the merger agreement, Mr. Golub will receive $50,000 for his role as current president and director. Of the remaining $75,000, $50,000 will be paid to Williams Law Group for legal services in preparing this registration statement and the remaining $25,000 will be paid to Mr. Williams for his role as past president and director.

In connection with the merger, Adar Alternative One agreed to effect a reverse split with the result that Mr. Williams' Trust and Mr. Golub will each own 200,000 shares prior to the closing of the merger.

Legal Proceedings.

  We not a party to or aware of any pending or threatened lawsuits or other legal actions.

Indemnification of Directors and Officers.

Our director is bound by the general standards for directors provisions in Florida law. These provisions allow him in making decisions to consider any factors as he deems relevant, including our long-term prospects and interests and the social, economic, legal or other effects of any proposed action on the employees, suppliers or our customers, the community in which the we operate and the economy. Florida law limits our director's liability.

 We have agreed to indemnify our director, meaning that we will pay for damages they incur for properly acting as director. The SEC believes that this indemnification may not be given for violations of the securities act of 1933.

Insofar as indemnification for liabilities arising under the securities act may be permitted to directors, officers or persons controlling the registrant under the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission this indemnification is against the public policy and is therefore, unenforceable.

Provisions With Possible Anti-Takeover Effects

Section 607.0902 of Florida law restricts the voting rights of some shares of a corporation's stock when those shares are acquired by a party who, by this acquisition, would control at least one-fifth of all voting rights of the corporation's issued and outstanding stock. The statute provides that the acquired shares, the control shares, will, upon this acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to have voting rights re-assigned to the control shares by way of an acquiring person's statement submitted to the corporation in compliance with the requirements of the statute. Upon receipt of this request, the corporation must submit, for shareholder approval, the acquiring person's request to have voting rights re-assigned to the control shares. Voting rights may be reassigned to the control shares by a resolution of a majority of the corporation's shareholders for each class and series of stock. If this resolution is approved, and the voting rights re-assigned to the control shares represent a majority of all voting rights of the corporation's outstanding voting stock, then, unless the corporation's articles of incorporation or Bylaws provide otherwise, all shareholders of the corporation will be able to exercise dissenter's rights in accordance with Florida law.

        A corporation may, by amendment to its articles of incorporation or bylaws, provide that, if the party acquiring the control shares does not submit an acquiring person's statement in accordance with the statute, the corporation may redeem the control shares at any time during the period ending 60 days after the acquisition of control shares. If the acquiring party files an acquiring person's statement, the control shares are not subject to redemption by the corporation unless the shareholders, acting on the acquiring party's request, deny full voting rights to the control shares.

The statute does not alter the voting rights of any stock of the corporation acquired in any of the following manners:

1. Under the laws of intestate succession or under a gift or testamentary transfer

2. Under the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the statute
3. Under either a share exchange or share exchange if the corporation is a party to the agreement or plan of merger or share exchange
4. Under any savings, employee stock ownership or other benefit plan of the corporation
5. Under an acquisition of shares specifically approved by the board of directors of the corporation

             DESCRIPTION OF ADAR ALTERNATIVE ONE'S CAPITAL STOCK
   ----------------------------------------------------------------------
      Authorized Capital Stock          Shares Of Capital Stock
                                        Outstanding
   ----------------------------------------------------------------------
                50,000,000              2,000,000
   ----------------------------------------------------------------------
                20,000,000                   none
   ----------------------------------------------------------------------

Common Stock

As of December 31, 1999, there were 2,000,000 shares of common stock outstanding held of record by 2 stockholders. There will be 10,400,000 post merger shares of common stock outstanding after giving effect to the issuance of the shares of common stock to the public under this information statement for shareholders of Impulse Communications/ prospectus and the reverse split and return of shares prior to the merger.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

We are authorized to issue 20,000,000 shares of Class A preferred stock. There are no shares of preferred stock outstanding. Issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including voting rights of the holders of common stock. In some circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Options

We have no options outstanding.

Dividends

We have never paid any dividends and do not expect to do so after the closing of the merger and thereafter for the foreseeable future.

Transfer Agent and Registrar

We are the transfer agent and registrar for our common stock.

    COMPARISON OF RIGHTS OF ADAR ALTERNATIVE ONE SHAREHOLDERS AND IMPULSE
                        COMMUNICATIONS, INC. SHAREHOLDERS

Because Adar Alternative One will change its state of incorporation, articles or articles and bylaws to be the same as those of Impulse Communications, Inc., the rights of shareholders of Impulse Communications, Inc. will not change as a result of the merger.

                              AVAILABLE INFORMATION

Impulse Communications is not and until the effectiveness of this registration statement Second Enterprise Service Group was not, subject to the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, and, therefore, do not file reports, information statement for shareholders of Impulse Communications or other information with the Commission. Under the rules and regulations of the Commission, the solicitation of proxies from the shareholders of SSI to approve the merger constitutes an offering of Second Enterprise Service Group common stock to be issued in connection with the merger. Accordingly, Second Enterprise Service Group has filed with the Commission a registration statement on Form S-4 under the Securities Act, with respect to this offering from time to time, the registration statement. This information statement for shareholders of Impulse Communications/prospectus constitutes the prospectus of Second Enterprise Service Group that is filed as part of the Registration Statement in accordance with the rules and regulations of the Commission. Copies of the registration statement, including the exhibits to the Registration Statement and other material that is not included herein, may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and may be available at the following Regional Offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of these materials may be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, information and information statement for shareholders of Impulse Communications and other information regarding registrants that file electronically with the Commission.

                                     EXPERTS

The Financial Statements of Impulse Communications, Inc. for the years ended December, 1998, and 1999 also included in this prospectus and elsewhere in the Registration Statement have been included herein in reliance on the report of Gray, Gray, & Gray, LLP, given on the authority of that firm as experts in accounting and auditing

                                  LEGAL MATTERS

The validity of the shares of Adar Alternative One common stock being offered by this information statement for shareholders of Impulse Communications/prospectus and some federal income tax matters related to the exchange are being passed upon for Adar Alternative One by Williams Law Group, P.A., Tampa, FL. Mr. Williams, principal of the firm, through his trust owns through his trust
1,000,000 shares pre-merger and 200,000 post merger of the stock of Adar Alternative One.

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

                          AUDITED FINANCIAL STATEMENTS
                         AND OTHER FINANCIAL INFORMATION

                                DECEMBER 31, 1999

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

          AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

                                DECEMBER 31, 1999

AUDITED FINANCIAL STATEMENTS

   INDEPENDENT AUDITORS' REPORT                                            64

   BALANCE SHEETS                                                          65

   STATEMENTS OF OPERATIONS AND PROPRIETOR'S EQUITY                        66

   STATEMENTS OF CASH FLOWS - DIRECT METHOD                                67

   NOTES TO FINANCIAL STATEMENTS                                           69


OTHER FINANCIAL INFORMATION

   INDEPENDENT AUDITORS' REPORT ON OTHER FINANCIAL INFORMATION             74

   SELECTED FINANCIAL INFORMATION                                          75

   UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF
     IMPULSE COMMUNICATIONS AND ADAR ALTERNATIVE ONE                       76

   PRO FORMA PER SHARE DATA                                                77

INDEPENDENT AUDITORS' REPORT

To the Sole Proprietor

Impulse Communications

We have audited the accompanying balance sheets of Impulse Communications (A Sole Proprietorship) as of December 31, 1999 and 1998, and the related statements of operations and proprietor's equity and cash flows - direct method for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Impulse Communications (A Sole Proprietorship) as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

GRAY, GRAY & GRAY, LLP




Westwood, Massachusetts
February 28, 2000

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

                                 BALANCE SHEETS

                                     ASSETS
                                                           Year Ended
                                                           December 31,
                                                         1999       1998

CURRENT ASSETS
   Accounts receivable                             $   53,873      $  38,026
   Prepaid expenses                                         0          5,000

     TOTAL CURRENT ASSETS                              53,873         43,026

EQUIPMENT, net of accumulated depreciation of $4,478
in 1999 and $718 in 1998                                8,530          5,743

     TOTAL ASSETS                                  $   62,403      $  48,769


                       LIABILITIES AND PROPRIETOR'S EQUITY

CURRENT LIABILITIES
   Accounts payable                                $   18,172      $  15,703

     TOTAL CURRENT LIABILITIES                         18,172         15,703

PROPRIETOR'S EQUITY                                    44,231         33,066

     TOTAL LIABILITIES AND PROPRIETOR'S EQUITY     $   62,403      $  48,769

  The Accompanying notes are an integral part of these financial statements.

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

               STATEMENTS OF OPERATIONS AND PROPRIETOR'S EQUITY








                                                        Year Ended
                                                        December 31,
                                                      1999         1998

INTERNET REVENUES                               $  1,049,024    $    430,200

COST OF REVENUES                                     625,008         292,534

GROSS PROFIT                                         424,016         137,666

OPERATING EXPENSES
   Sales and marketing                                 7,042          10,734
   General and administrative                         19,770           6,228

     TOTAL OPERATING EXPENSES                         26,812          16,962

NET INCOME                                           397,204         120,704

PROPRIETOR'S EQUITY AT BEGINNING OF YEAR              33,066           7,407

PROPRIETOR'S DISTRIBUTIONS, NET OF CONTRIBUTIONS     386,039          95,045

PROPRIETOR'S EQUITY AT END OF YEAR              $     44,231     $     33,066

           The Accompanying notes are an integral part of these financial statements.

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

                   STATEMENTS OF CASH FLOWS - DIRECT METHOD








                                                        Year Ended
                                                        December 31,
                                                      1999          1998

CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers                     $1,033,177     $400,816
   Cash paid to suppliers                             (640,591)    (299,310)

     NET CASH PROVIDED BY OPERATING ACTIVITIES         392,586      101,506

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of equipment                                (6,547)      (6,461)

     NET CASH (USED) BY INVESTING ACTIVITIES            (6,547)      (6,461)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proprietor's withdrawals, net                      (386,039)     (95,045)

     NET CASH (USED) BY FINANCING ACTIVITIES          (386,039)     (95,045)

NET INCREASE IN CASH                                         0            0

CASH AT BEGINNING OF YEAR                                    0            0

CASH AT END OF YEAR                                         $0           $0

          The Accompanying notes are an integral part of these financial statements.

                                                            Year Ended
                                                            December 31,
                                                          1999        1998

RECONCILIATION OF NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
     Net income                                           $397,204    $120,704
     Adjustments to reconcile net income to net cash
        provided by operating activities:
        Depreciation                                         3,760         718
     (Increase) decrease in assets:
      Accounts receivable                                 (15,847)    (29,383)
      Prepaid expenses                                       5,000     (5,000)
      Increase (decrease) in liabilities:
      Accounts payable                                       2,469      14,467

   TOTAL ADJUSTMENTS                                        (4,618)    (19,198)







NET CASH PROVIDED BY OPERATING ACTIVITIES                 $392,586    $101,506

            The Accompanying notes are an integral part of these financial statements.

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity - Impulse Communications (The Proprietorship) is a sole proprietorship that has assembled a portfolio of approximately 6,400 domain names and web sites on the internet. The sites are used to provide access to electronic commerce merchants and their customers.

The Proprietor opened its virtual doors on the web in January, 1995 and conducts its business within one industry segment.

Inherent in Impulse Communications business are various risks and uncertainties, including the limited history of commerce on the internet. Future revenues are dependent on the continued growth and acceptance of the internet, use of the internet for information, publication, distribution and commerce, and acceptance of the Internet as an effective advertising medium.

Recognition of Revenue - Internet  revenues consist  primarily of the following:
- Referral Commissions - Most of the Proprietorship's 6,400 domain names and web sites are used as portals to create traffic to e-merchant sites (primarily adult content) who will pay a commission based on the ability of the traffic to generate sales. Referral commission revenues are recognized at the time the referral sale takes place.

- Subscription   Revenues  -  Subscription   revenues   relates  to  customer
subscription at an adult content and a traditional service related web site. Subscription periods are not greater than one month. Revenues are recognized in the month that the customer subscribes for the service, provided that no significant Proprietorship obligations remain and collection of the receivable is probable. Risk of loss is limited due to the use of pre-approved charges to customer credit cards.

- Domain Name Revenues - Revenues from the sale of domain names, if any, are recognized at the time when ownership of the domain name is transferred.

Financial Instruments and Concentrations of Credit Risk - Financial instruments that subject the Proprietorship to concentrations of credit risk consist primarily of trade receivables. The carrying amount of the trade receivables approximates fair value due to their relatively short maturity. The Proprietorship generally does not require collateral on accounts receivable.

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial Instruments and Concentrations of Credit Risk (Continued)

For the year ended December 31, 1999, one customer accounted for 11.33% of revenues. For the year ended December 31, 1998 there was one customer, different from the one in 1999, who accounted for 18.34% of revenues. Except for the preceding customers, concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Proprietorship's customer base, and their dispersion across the United States.

Allowance for Doubtful Accounts - Accounts receivable are considered by the Proprietor to be fully collectable at December 31, 1999, accordingly no allowance has been set up.

Use of Estimates - The presentation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Profits or losses of Impulse Communications are attributable directly to the sole Proprietor for income tax purposes. Consequently, an income tax provision has not been reflected in these financial statements.

Equipment - Equipment is stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation is computed by the straight-line method over the estimated useful lives of the following assets:

                                                                  Estimated
                                              1999      1998     Useful Lives

Computer hardware                           $  13,008 $   6,461    3 Years
Less accumulated depreciation
                                                4,478       718

                                            $   8,530 $   5,743

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Long-Lived Assets - In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, the carrying value of long-lived assets is reviewed on a regular basis for existence of facts, or circumstances that may suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in the future, the Proprietorship will measure the amount of the Impairment based on un-discounted expected cash flow from the impairment asset.

Domain  Names - The  Proprietorship  owns  numerous  domain  names in the United
Stated and some Internationally. Domain name registration fees are paid annually. The Proprietorship's policy is to evaluate its domain names prior to paying its annual registration renewal fees.

NOTE 2 - RELATED PARTY TRANSACTIONS

Included in accounts payable at December 31, 1999 is $2,783 due to a related party for internet web page consulting services. Included in operating expenses is $32,735 and $16,980 paid to the related party for the years ended December 31, 1999 and 1998, respectively.

NOTE 3 - COMMITMENTS

Commissions - The Proprietorship has verbal commission agreements with individuals to pay certain percentages based on profit or revenue generation at certain sites. Included in operating expenses is commission expense in the amount of $31,249 and $23,320 for the years ended December 31, 1999 and 1998, respectively.

Facility - The Proprietorship has a lease for office space through June 30, 2000.

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

NOTE 3 - COMMITMENTS (CONTINUED)

Servers - The Proprietorship leases off-site dedicated server space under lease obligations that are accounted for as operating leases.

Future minimum rental payments under facility and operating leases are as follows for the years ended December 31:

                                               Facility    Servers     Total

                    2000                      $     4,800 $   47,728 $  52,528
                    2001                                  $    7,200 $   7,200
                    2002                                  $    7,200 $   7,200
                    2003                                  $    6,600 $   6,600

Included in operating expenses is rent expense for equipment and facilities in the amount of $27,662 and $4,998 for the years ended December 31, 1999 and 1998, respectively.

NOTE 4 - ADVERTISING

The Proprietorship expenses advertising and promotional materials as incurred. Advertising expense included in operating expenses was $7,042 and $10,734 for the years ended December 31, 1999 and 1998, respectively.

NOTE 5 - SUBSEQUENT EVENT

Incorporation - Effective March 6, 2000 the Proprietorship incorporated under the laws of the State of Nevada.

                          OTHER FINANCIAL INFORMATION

         INDEPENDENT AUDITORS REPORT ON OTHER FINANCIAL INFORMATION

To the Sole Proprietor

Impulse Communications

Our audits for the years ended December 31, 1999 and 1998 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          GRAY, GRAY & GRAY, LLP




Westwood, Massachusetts
February 28, 2000

                             IMPULSE COMMUNICATIONS

                             (A Sole Proprietorship)

SELECTED FINANCIAL INFORMATION

The following selected financial data for the years ended December 31, 1999 and 1998 is derived from the Financial Statement's of the Proprietorship. The data should be read in conjunction with the Financial Statements.

                                                             Year Ended
                                                             December 31,
                                                         1999          1998

Income statement data:
   Internet revenues                                $    1,049,024 $    430,200
   Cost of revenues                                        625,008      292,534
   Gross profit                                            424,016      137,666
   Operating expenses:
     Sales and marketing                                     7,042       10,734
     General and administrative                             19,770        6,228
   Total operating expenses                                 26,812       16,962
   Net income                                       $      397,204 $    120,704

Common share data:
   Net income per share                                  N/A            N/A
   Book value                                            N/A            N/A
   Weighted average common shares outstanding            N/A            N/A
   Period end shares outstanding                         N/A            N/A

Balance sheet data:
   Total assets                                     $       62,403 $     48,769
   Working capital                                  $       35,701 $     27,323
   Long-term obligations                            $            0 $          0
   Proprietor equity                                $       44,231 $     33,066

Performance data:
   Return on total assets                                  636.50%       247.50%

   Return on proprietors equity                            898.00%       365.00%

Capital ratio:
   Quick ratio                                             296.50%       242.20%
   Debt (payables) to equity ratio                          41.10%        47.50%

                             IMPULSE COMMUNICATIONS

                             (A Sole Proprietorship)

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF IMPULSE COMMUNICATIONS AND ADAR ALTERNATIVE ONE

The merger of Impulse Communications with Adar Alternative One will not result in any changes to the financial statements as presented for Impulse Communications. Adar Alternative One is a public shell and the combination is treated as a transfer of shares for cash since the combination is not a business combination. Pro forma information is not presented since the combination is not a business combination.

                             IMPULSE COMMUNICATIONS
                             (A Sole Proprietorship)

PRO FORMA PER SHARE DATA

Earnings Per Share - The following information presents the computation of basic earnings per share ("EPS") for the periods presented in the statements of operations using the common shares outstanding of the incorporated proprietorship. Ten common shares were issued to the sole proprietor and represent 100% ownership in the incorporation proprietorship (see Note 5). EPS amounts presented have been calculated in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128") establishes standards for computing and presenting EPS.

Basic EPS excludes dilution and is computed by dividing available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The Company does not have any dilutive items and therefore diluted earnings per share are not presented.

                                                              Year Ended
                                                              December 31,
                                                          1999          1998

Net income available to the common stockholder        $     397,204 $   120,704

Weighted average number of common shares outstanding*            10          10

Basic earnings per share                              $   39,720.04 $ 12,070.04

* The weighted  average  number of common  shares  outstanding  are treated as
being the same at the     beginning and end of the period

PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

   ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Florida Business Corporation Act. Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with this proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section  607.0850(2)  of the FBCA  provides  that a Florida  corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of this proceeding, including any appeal thereof. This indemnification shall be authorized if this person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which this person shall have been adjudged to be liable unless, and only to the extent that, the court in which this proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, this person is fairly and reasonably entitled to indemnity for these expenses which the court shall deem proper.

        Section 607.850 of the FBCA further provides that: (i) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expense actually and reasonably incurred by him in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and (iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any capacity or arising out of this status whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

        Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

        Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

        Articles and Bylaws. The Company's Articles of Incorporation and the Company's Bylaws provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   Item 2

   1     Agreement and Plan of Merger and Reorganization  *

   Item 3

   1    Articles of Incorporation of the Registrant.(1)
   2     Bylaws of the Registrant (1)

   3 Amended and Restated Articles of Incorporation of Registrant, to be effective after consummation of the proposed Merger. *
   4. Amended and Restated Bylaws of the Registrant, to be effective after consummation of the proposed Merger. *

   Item 4

   1     Form of Common Stock Certificate of the Registrant.(1)

   Item 5

   1     Legal Opinion of Williams Law Group, P.A.

   Item 10

1.    Sample Internet Billing terms #1
2.    Sample Internet Billing terms #2

   Item 23

   1     Consent of GRAY, GRAY & GRAY, LLP
   2     Consent of WILLIAMS LAW GROUP, P.A. (to be included in Exhibits 5.1).

   All other Exhibits called for by Rule 601 of Regulation S-1 are not applicable to this filing.

   Information pertaining to our Common Stock is contained in our Articles of Incorporation and By-Laws.

   * To be provided by amendment

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

          (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective;

           (3) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (4) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly
caused  this  Registration   Statement  to  be  signed  on  its  behalf  by  the
undersigned, thereunto duly authorized, in the City of , State of , on .

                                          ADAR ALTERNATIVE ONE, INC.

                                          By: /s/  Sidney J. Golub
                                          ------------------------------------
                                          President and Treasurer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

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SIGNATURE                     TITLE                        DATE
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/s/  Sidney J. Golub          President and Treasurer      May 24, 2000
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Date Filed: *                                                    SEC File No.*










                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    EXHIBITS

                                       TO

                             REGISTRATION STATEMENT

                                   ON FORM S-4

                                      UNDER

                           THE SECURITIES ACT OF 1934

                          ADAR ALTERNATIVE ONE, INC.





(Consecutively numbered pages 83 through 120 of this Registration Statement)



                                       83
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                             INDEX TO EXHIBITS
-----------------------------------------------------------------------
    SEC REFERENCE     TITLE OF DOCUMENT               LOCATION
        NUMBER
-----------------------------------------------------------------------
         2.1          Agreement and Plan of Merger    TBPBA
                      and Reorganization
-----------------------------------------------------------------------
         3.1          Articles of Incorporation of    Page 86
                      Registrant
-----------------------------------------------------------------------
         3.2          Bylaws of Registrant            Page 90
-----------------------------------------------------------------------
         3.3          Amended Articles of             TBPBA
                      Incorporation of Impulse
                      Communications, Inc.
-----------------------------------------------------------------------
         3.4          Articles of Incorporation of    TBPBA
                      Impulse Communications, Inc.
-----------------------------------------------------------------------
         4.1          Form of Common Stock            Information is
                                                      included in
                                                      articles and
                                                      bylaws
-----------------------------------------------------------------------
         5.1          Legal Opinion of Williams Law   Page 103
                      Group
-----------------------------------------------------------------------
        10.1          Internet Billing Terms - #1     Page 105
-----------------------------------------------------------------------
        10.2          Internet Billing Terms - #2     Page 111
----------------------------------------------------------------------
        23.1          Consent of Gray, Gray & Gray,   Page 119
                      LLP
-----------------------------------------------------------------------
        23.2          Consent of Williams Law Group   Included in 5
                      P.A.                            above
-----------------------------------------------------------------------

TBPBA - To be provided by amendment




                                       84
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